UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to
Commission File Number 001-38801

AerSale Corporation
(Exact name of Registrant as specified in its Charter)

Delaware	**84-3976002**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
255 Alhambra Circle, Suite 435 Coral Gables, Florida	**33134**
(Address of principal executive offices)	**(Zip Code)**

(305) 764-3200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	ASLE	The Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting common stock held by non-affiliates of the registrant, based on the closing price of $14.70 for shares of the registrant's common stock on The Nasdaq Capital Market on June 30, 2023, was approximately $421 million. Shares of common stock beneficially owned by each executive officer, director, and holder of more than 10% of our common stock have been excluded in that such persons may be deemed to be affiliates.

The number of shares of registrant's common stock outstanding as of March 5, 2024 was 52,990,947.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the registrant's 2024 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days of the end of the registrant's fiscal year ended December 31, 2023 are incorporated by reference into Part III of this Annual Report on Form 10-K.

CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (this "Annual Report") contains forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts contained in this Annual Report may constitute forward-looking statements, and include, but are not limited to, changes in the market for our services; changes in applicable laws or regulations; the ability to launch new services and products or to profitably expand into new markets; and expectations of other economic, business and/or competitive factors. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "anticipate," "could," "intend," "target," "project," "contemplate," "believe," "estimate," "predict," "potential", or "continue" or the negative of these terms or other similar expressions. The forward-looking statements in this Annual Report are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this Annual Report and are subject to a number of important factors that could cause actual results to differ materially from those in the forward-looking statements, including the factors described under the sections in this Annual Report titled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties.

You should read this Annual Report and the documents that we reference in this Annual Report completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

Unless otherwise stated or the context otherwise requires, references in this Annual Report to the "Company," "AerSale," "we," "us," "our" and similar terms refer to AerSale Corporation (f/k/a Monocle Holdings, Inc.) and its consolidated subsidiaries.

<h1 style="text-align:center">SUMMARY RISK FACTORS</h1>

Our business is subject to numerous risks and uncertainties, including those described in Part I, Item 1A. "Risk Factors" in this Annual Report. You should carefully consider these risks and uncertainties when investing in our shares of common stock. The principal risks and uncertainties affecting our business include the following:

Risks Related to AerSale's Business and Industry

- disruptions in supply chain;
- factors that adversely impact the commercial aviation industry;
- the fluctuating market value of our products;
- our ability to repossess mid-life commercial aircraft and engines ("Flight Equipment") when a lessee defaults;
- success at our maintenance, repair and overhaul ("MRO") facilities is dependent upon continued outsourcing by airlines;
- shortage of skilled personnel or work stoppages;
- the inability to obtain certain components and raw materials from suppliers;
- the highly competitive nature of the markets in which we operate;
- risks associated with our international operations;
- the risks from business acquisitions and integration of new businesses acquired;
- the unique risks we encounter by supplying equipment and services to the U.S. government;
- further consolidation of customers and suppliers in our markets;
- cyber or other security threats or disruptions;
- the significant capital expenditures that may be required to keep pace with technological developments in our industry;
- lack of ownership of certain intellectual property and tooling that is important to our business;
- intellectual property litigation to protect our intellectual property;
- our dependence on our facilities, which are subject to physical and other risks that could disrupt production;
- risks from any improper conduct by our employees, agents, subcontractors, suppliers, business ventures or joint ventures in which we participate;
- loss of services from key employees;
- the failure of our subcontractors to perform their contractual obligations;
- impacts from future outbreaks and infectious diseases on flight activity, demand for MRO and leasing services, our business partners or customers, and the related macro environment;

Strategic and Financial Risks

- our dependence on continued availability of financing to manage our business and to execute our business strategy, and unavailability of additional financing on terms acceptable to us;
- our failure to comply with the covenants in the documents governing our existing and future indebtedness;
- limitations of our current and future operations from restrictive covenants contained in documents governing our indebtedness;
- unanticipated changes in our tax provision;
- possible goodwill and other asset impairments;
- changes in interest rates, foreign currency exchange rates and swap counterparty risks;

Legal and Regulatory Risks

- we are subject to significant government regulation and may need to incur significant expenses to comply with new or more stringent government regulation;
- compliance with U.S. and other anti-corruption laws, export control laws, import control laws, trade and economic sanction laws and other laws governing our operations;

- current or future regulatory proceedings or litigation including product liability, intellectual property disputes and other claims not adequately covered by insurance;
- the liens of Flight Equipment could exceed the value of such Flight Equipment;
- the risk that our leased aircraft engines are deemed accessions to the aircraft and our ability to repossess an engine is impaired;
- product and other liability claims not covered by insurance;
- the extensive environmental requirements with which we must comply;
- global climate change, or by legal, regulatory or market responses to such change;

Risk Factors Related to our Common Stock

- depressed stock price as a result of substantial future sales of our common stock, or the perception in the public markets that these sales may occur;
- lack of analyst coverage for our common stock;
- actual or anticipated sales of significant amounts of our common stock;
- the fact that we do not intend to pay dividends on our common stock for the foreseeable future;
- reduced disclosure due to our filing status as an "emerging growth company";

General Risk Factors

- ineffective internal control over financial reporting;
- insolvency of our customers; and
- the adverse effect of negative economic conditions.

PART I

ITEM 1   BUSINESS
Corporate History and Background

Monocle Acquisition Corporation ("Monocle") was initially formed as a Delaware corporation on August 20, 2018 for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more businesses.

On December 22, 2020, Monocle consummated the previously announced business combination pursuant to that certain Amended and Restated Agreement and Plan of Merger, dated September 8, 2020 (the "Merger Agreement") by and among Monocle, the Company, AerSale Aviation, Inc. (f/k/a AerSale Corp.), a Delaware corporation ("AerSale Aviation"), Monocle Merger Sub 1 Inc., a Delaware corporation ("Merger Sub 1"), Monocle Merger Sub 2 LLC, a Delaware limited liability company ("Merger Sub 2"), and Leonard Green & Partners, L.P., a Delaware limited partnership, solely in its capacity as the initial Holder Representative (as defined in the Merger Agreement). The transactions contemplated by the Merger Agreement are referred to herein as the "Merger" or the "Business Combination" and in connection therewith, Monocle merged with and into us, whereby we survived the merger and became the successor issuer to Monocle by operation of Rule 12g-3 under the Exchange Act.

Upon the consummation of the Merger: (a) Merger Sub 1 was merged with and into Monocle, with Monocle surviving the merger as a wholly-owned direct subsidiary of the Company, and (b) Merger Sub 2 was merged with and into AerSale Aviation, with AerSale Aviation surviving the merger as a wholly-owned indirect subsidiary of the Company. In connection with the closing of the Business Combination, AerSale Aviation changed its name from "AerSale Corp." to "AerSale Aviation, Inc." and the Company changed its name from "Monocle Holdings Inc." to "AerSale Corporation." Immediately following the Merger, the Company contributed all of its ownership in Monocle to AerSale Aviation, which continued as a wholly owned subsidiary of the Company.

Overview of Business and Operations

Our mission is to provide full-service support to owners and operators of mid-life commercial aircraft who lack the infrastructure and/or expertise to cost effectively maintain such aircraft during the second half of their operating life through their retirement from service. By providing a one-stop shop that integrates multiple service and product offerings, we save our customers time and money, while providing value to our stockholders through our operating efficiency. We were founded in 2008 by Nicolas Finazzo and Robert B. Nichols as a platform to serve the aviation aftermarket. In early 2010, we partnered with private equity firm Leonard Green & Partners, L.P. to scale our business and finance the creation of a purpose built and fully integrated aviation company. Since our founding, we have established a global footprint and scalable platform for growth.

Our business is comprised of two reporting segments: Asset Management Solutions and Technical Operations ("TechOps"), which, taken together, provide comprehensive support to owners and operators of used commercial aircraft.

Asset Management Solutions

Our Asset Management Solutions segment, which represented approximately 64% and 68% of our revenue during the fiscal years ended December 31, 2023 and 2022, respectively, acquires Flight Equipment from airlines and leasing companies as feedstock to support our business activities. Asset Management Solutions activities include the sale and lease of aircraft and engines, as well as the disassembly of these assets for component parts (such as used serviceable material ("USM")) that can be utilized to support third-party sales and lower the cost to maintain our portfolio of leased assets. Our aircraft and engines generally provide highly customized full-service, short-term lease support, where an operator is provided with a turn-key piece of Flight Equipment that can meet the customer's specific needs. Our business model provides an alternative to the procurement of new aircraft, engines and parts traditionally sold by original equipment manufacturers ("OEMs") or delivered new and leased by pure-play aircraft and engine leasing companies. Because we have created the infrastructure to market through alternative channels, we are able to maximize financial returns on Flight Equipment by cost-effectively placing such assets in the secondary market for the balance of their operating life, and upon retirement from service, extracting their greatest residual value by disassembling Flight Equipment assets to the piece-part level for re-use as USM. We do this by utilizing our integrated business units to maximize the sum of each asset's alternative revenue streams, ranging from their sale or lease as whole operating assets, down to utilizing their collective individual components to serve as USM feedstock or to lower our leasing and operating costs related to MRO services. We also offer our integrated Asset Management Solutions services to third-party clients who lack the expertise and/or infrastructure to optimize their Flight Equipment investments. We lease engines and airframes primarily as a means of extracting value from the remaining operating life of an asset prior to disassembly for USM parts. We focus primarily on highly customized aircraft leases or short-term engine leasing where we can demand a lease premium, and we utilize our USM and MRO capabilities to fully meet all maintenance needs, which allow us to fully monetize collected maintenance reserves. After disassembly, we utilize the pieces as low-cost spare parts feedstock to support our various other business segments, including USM part sales, and in conjunction with our third-party maintenance operations. Consequently, the vast majority of aircraft and engines that we have acquired have ultimately been disassembled for their USM parts once the full value of their remaining operating life has been extracted.

TechOps

Our TechOps segment, which represented approximately 36% and 32% of our revenue during the fiscal years ended December 31, 2023 and 2022, respectively, provides nose-to-tail MRO services on the most popular commercial aircraft, engines, and components that serve the passenger, cargo, and government sectors. Through our collective U.S.-based MRO facilities, we provide extensive maintenance and modification services for aircraft and their individual components. Our aircraft facilities located in Goodyear, Arizona, Roswell, New Mexico, and Millington, Tennessee collectively feature approximately 760,000 square feet of hangar space, from which we provide high-quality airframe MRO services, structural modification, conversions, and flight system upgrades, including disassembly and re-cycling operations for retiring aircraft. We additionally offer convenient long-term storage capacity for up to 650 aircraft in ideal dry-desert conditions.

At the individual component level, our facilities located in Miami, Florida, Rio Rancho, New Mexico, and Millington, Tennessee collectively offer specialized component MRO capabilities and services covering hydraulics, composites, pneumatics, fuel systems, electro-mechanical assemblies, interiors, painting, flight controls, nacelles, and landing gear for passenger, cargo, and military aircraft applications.

Our TechOps segment leverages its robust engineering team to provide highly specialized technical support to our MRO facilities, as well as to develop advanced technical repairs, modifications and products, which we market under the tradename "Engineered Solutions." This business unit includes the design, manufacture, and installation of new products, systems, and services that can enhance aircraft performance, safety, and service life at lower costs than traditionally expensive OEM products and services. Engineered Solutions also serves to lower the cost of Flight Equipment ownership with savings on MRO-related expenses, including compliance with mandatory and market-driven equipment upgrades. These cost-saving solutions are approved by the Federal Aviation Administration ("FAA") under Supplemental Type Certificates ("STCs"), which provide us with the unique ability to perform these modifications. We use our FAA-approved Parts Manufacturing Authority ("PMA") to integrate third party components in developing our STC solutions. We have also obtained approval from various foreign regulatory authorities to validate our STCs and PMA products for use by operators outside of the United States.

One example of our Engineered Solutions is our AerSafe® product line. We designed and received FAA approval to market AerSafe® as a solution for compliance with an FAA mandate to mitigate aircraft fuel tank flammability on Boeing and Airbus aircraft. AerSafe® has also been approved for installation on certain aircraft models that are regulated by the European Aviation Safety Agency ("EASA") and the National Civil Aviation Agency of Brazil. Another example of our Engineered Solutions is our AerAware™ product, an industry-leading, next generation Enhanced Flight Vision System ("EFVS") that has recently received approval by the FAA for the Boeing B737NG product line.

Competition

The aviation aftermarket is highly competitive with many participants, including Flight Equipment OEMs, MRO providers, airlines, aircraft and engine leasing companies, financial sponsors, USM sales organizations, and other independent manufacturers and service providers. The vast majority of participants compete within smaller subsets of our broader products and services offerings. Frequently, our competitors specialize in one or a limited number of areas within the following segments: aircraft MRO, engine MRO, Engineered Solutions, aircraft leasing, engine leasing, USM part sales, and asset management. Further, many component MRO providers specialize in a small subset of repairs related to specific components or materials, such as composites, pneumatics, hydraulics, electronics, landing gear, wheels and brakes, and auxiliary power units.

Consumers of aftermarket Flight Equipment products and services typically make buying decisions based on a variety of factors including quality, pricing, availability, provider reputation, technical specification, prior operating history, turnaround time, geographic location and financial terms.

Our Asset Management Solutions segment competitors include AAR Corp., AerCap, Delta Air Lines, Inc., GA Telesis, LLC, Kellstrom Aerospace, Heico Corporation, Willis Lease Finance Corp, Air Transport Services Group, LLC, Unical Aviation, Inc, Satair Group and Aviall, Inc, while competitors to our TechOps segment include AAR Corp., Aviation Technical Services, Inc., HAECO Americas, MRO Holdings, Inc., ST Engineering North America, Air Transport Services Group, LLC, Delta TechOps, TransDigm Group, MTU Aero Engines, Woodward, Inc., and Lufthansa Technik AG. Though our product and service offerings include certain aircraft and engine leasing activities, we do not view large pure-play aircraft and engine leasing companies as core competitors, as those companies are primarily centered around cost of capital and financial securitization products, and frequently choose to divest mid-life assets as they lack the technical and mechanical capabilities to deal with assets that have exited the OEM warranty periods.

Certain of our competitors have substantially greater marketing, financial, technical and infrastructure resources than we do, and may additionally provide complementary sales and services capabilities that we do not currently offer. As a result, certain of our competitors may be able to deliver a broader range of aftermarket Flight Equipment products and services at more attractive pricing. As such, we choose to target services and products where our synergic capabilities provide us a competitive advantage and allow us to be more responsive to the evolving needs of mid-life aircraft owners,

operators, MRO providers and financial sponsors. We believe that the market insights, technical capabilities and financial expertise that we bring together through our Asset Management Solutions and TechOps offerings are particularly well suited to meet the comprehensive needs of mid-life Flight Equipment customers, with a fuller range of value-added products and services than most of our competitors.

Competitive Strengths

Our competitive strengths are focused on institutionalized processes to drive profitability by maximizing Flight Equipment values across the second half of their life cycle. We believe our data-driven approach, highly attuned staff, proprietary analytical tools, and formalized decision-making processes give us a unique platform to drive value within the aviation aftermarket.

Our ability to provide cost saving alternatives to support our customers across the entire range of Flight Equipment, from the whole aircraft down to the individual component parts level, is crucial to our ability to maximize value and profitability. By offering a comprehensive suite of products and services, we are able to enjoy a competitive edge in the marketplace as a "one-stop" source for full aircraft, engine and USM spare parts support, bundled with comprehensive MRO solutions. This integration of services facilitates significant cross-selling opportunities among our various business units, as many of our customers depend on the products and services provided by both our Asset Management Solutions and TechOps business segments. In totality, the breadth of these capabilities allows us to optimally service our customers' needs, providing them increased fleet flexibility while reducing downtime. Similarly, these capabilities lower the cost of ownership of our own Flight Equipment. At the same time, our participation in upstream aircraft and engine transactions also provides valuable market insights regarding operating fleet trends that feed our key downstream supply and demand modeling inputs, enhancing our MRO and USM parts investment decisions.

As a consistent source of aftermarket USM parts, we provide our customers with a safe and widely-accepted low-cost alternative to purchasing new OEM replacement parts. Our ability to cost-efficiently source USM parts through aftermarket Flight Equipment acquisitions and lease portfolio retirements enables us to profitably monetize aircraft and engines that otherwise would have limited economic benefit as an operating whole asset. We are additionally able to leverage our component MRO capabilities to extend the serviceable life of many USM components and systems. Consequently, our ability to increase our USM return to service yield reduces our associated return to service expenses and serves to drive incremental margin on USM part sales, while also lowering the cost of replacement parts required to maintain our portfolio aircraft and engines.

We have a competitive advantage over most of our MRO competitors as one of the select aviation aftermarket companies that has the necessary technical and operational resources to hold FAA "unlimited" repair station ratings for both our airframe and component MRO operations. These comprehensive FAA ratings are no longer granted; however, our unlimited ratings were "grandfathered" and are held by our longstanding MRO subsidiary companies. This enables us to fast track the implementation of certain new MRO capabilities through an established FAA approved "self-certification" procedure, while avoiding the typically longer approval lead-times associated with standard FAA repair station capability certification. Consequently, we believe our ability to efficiently innovate and bring to market new proprietary repairs and modifications for both aircraft and their components meaningfully enhances our responsiveness to the evolving needs of our customers, while also giving us the flexibility to pursue a significantly wider range of market growth opportunities.

Growth Strategies

We intend to pursue opportunities that are well aligned with our existing capabilities, which will continue to differentiate our business.

- *Broaden our MRO Capabilities.* We plan to utilize our FAA "unlimited" repair station licenses to develop new capabilities, while augmenting brand loyalty with a growing range of MRO services to support our customers' needs. The MRO segment is accretive to our Asset Management Solutions business and provides incremental opportunities to supplement our MRO customers with Flight Equipment and USM spare parts once we have established an initial MRO service relationship.

- *Expand Our Government Presence.* Many of the commercial aircraft and engines for which we provide products and services have equivalent or derivative aircraft and engine platforms that are used by various branches of the military and civilian government agencies. As government funding is stable and uncorrelated with the commercial aviation cycle, we view this as an important growth market. We intend to increasingly focus on capturing additional USM parts sales in addition to MRO service opportunities, directly with these government customers, or through subcontracting arrangements with government contractors.

- *Introduce New Engineered Solutions.* Our Engineered Solutions offerings provide a critical value-add for customers through the introduction of proprietary alternative products, repairs and modifications which we develop to enhance aircraft performance, reliability, safety, regulatory compliance, service life, and cost-of-ownership economics. The breadth of services and capabilities that we provide our extensive customer base promotes our early identification and development of new solutions to address their evolving needs. We plan to continue to invest in new Engineered Solutions that create value for our customers and are accretive to the expansion and profitability of our MRO operations. We believe that we are well positioned to develop and market these solutions given our deep knowledge of maintenance intensive mid-life aircraft, our broad range of engineering and MRO capabilities, and our extended market reach as a global provider of Flight Equipment sales, leasing, MRO and USM parts sales.

- *Expand Our Geographical Footprint.* We believe the growth in the international aviation sector represents a compelling opportunity to leverage our existing capabilities to serve a broader set of foreign aircraft owners, operators, OEMs and MRO customers. As international fleets continue to grow in size and age in both established and emerging markets, we expect to play an increasing role in supplying Flight Equipment spares, MRO support, and USM parts to burgeoning markets that currently lack a mature infrastructure to meet this demand.

- *Pursue Strategic Acquisitions.* Our business has grown organically and through acquisitions since our founding. We have a proven track record of successfully expanding our capabilities through acquisitions, including our acquisition of Great Southwest Aviation (rebranded as AerSale - Roswell) in 2010, Aero Mechanical Industries (rebranded as AerSale Landing Gear Solutions) in 2015, Goodyear Maintenance Facility in 2017 (rebranded as AerSale – Goodyear), Avborne Accessory Group (rebranded as AerSale Component Solutions) in 2018, Qwest Air Parts in 2019, Q2 Aviation in 2019 and Aircraft Composite Technologies (rebranded as AerSale AeroStructures-Miami) in 2020. We will continue to evaluate opportunities to acquire businesses that meet our financial return profile and execute on these transactions where there is an opportunity to enhance our value proposition by integrating the operations of such businesses into our existing offerings of products and services.

Customers

We sell to more than 1,000 customers worldwide. Non-U.S. customers accounted for approximately 58% of our total revenue for 2023. Our principal customers are comprised of domestic and foreign passenger airlines, cargo operators and governmental agencies. We also sell our products and services to a broad range of companies that provide aftermarket Flight Equipment support services, including OEMs, MRO providers, financial sponsors and leasing companies.

We believe that the breadth of our MRO capabilities and supporting services create a compelling customer care and value proposition that fosters brand loyalty, and significantly contributes to the recurring nature of our business. In the year ended December 31, 2023, seven of our top ten customers by revenue had been customers for five years or more, and 67% of revenue from our top 100 customers was sales from customers utilizing more than one of our service offerings.

We primarily use the US Dollar as our functional currency in all markets in which we operate in order to reduce our foreign currency market risk.

Sales and Marketing

We employ a sales force of 36 individuals. We utilize a matrixed marketing approach, where our individual business segments dedicate resources to market directly to their respective customer audience, while our regional sales specialists co-market our combined product and service offerings to clients within their territories. Given the technical nature of our business, business unit-specific technical staff frequently participate in marketing presentations and campaign developments in support of marketing initiatives spanning the sale, lease and MRO of aircraft, engines and their components.

We primarily market and sell our products and services through our direct sales force. On occasion, we utilize contract services to assist in specific client-targeted sales efforts. In addition, we utilize foreign representation in certain regional markets outside of the United States. We augment our direct customer marketing efforts with industry event sponsorships, conference participation, press release broadcast, web site promotion and social media initiatives, in addition to trade publication announcements, advertising and periodical article contributions.

Research and Development

We embrace a customer centric approach to supporting our clients with new value-add products and services designed to enhance Flight Equipment performance, lower the cost of maintenance, improve reliability and extend service life, while reducing the associated cost-of-ownership. Key initiatives to support our customers' reduced cost of ownership include reduced down-time, lower cost USM alternatives, Flight Equipment lease versus own options, innovative aircraft modification and upgrade services, and propriety component repair regimes.

Because our customers utilize our entire range of services, from whole aircraft MRO through individual component MRO, we frequently receive valuable insights as to evolving customer needs and desires. These inputs are regularly provided to our senior managers and technical personnel to identify and quantify opportunities for developing new products and services. Where the business case warrants, our engineers and technicians are tasked to develop, test and introduce new Engineered Solutions, including proprietary repairs not identified in existing repair manuals, and STCs for new products designed to provide value to our customers.

Our ability to bring new Engineered Solutions to market is made possible through our in-depth knowledge of the requirements promulgated by respective airworthiness regulatory agencies like the FAA, in addition to non-mandatory recommendations issued by OEMs. The engineering and regulatory authority certification process varies widely by product application and region, and we look to contract with third-party manufacturers and/or channel partners on an as-needed basis to assist in obtaining certain regulatory agency approvals.

We believe that our "unlimited" airframe and component FAA repair station certifications, PMA authority, and deep technical expertise position us to efficiently identify and implement new Engineered Solutions and proprietary component repairs, which is an important differentiator for our industry.

Government Regulation

The FAA regulates the manufacture, repair and operation of all aircraft, including engines, components and parts, operated in the United States, to ensure that all aircraft and aviation equipment are continuously maintained in proper condition for safe operation. Similar rules and regulatory authorities exist in other countries. The inspection, maintenance and repair procedures for the various types of aircraft and equipment are prescribed by these regulatory authorities and can be performed only by certified repair facilities utilizing certified technicians. Certification and conformance are required prior to installation of Flight Equipment components, including aircraft released into operating service. We operate six FAA/EASA certified repair stations, in addition to holding various other international airworthiness authority approvals, which are repair station facility specific. Our repair station facilities are required by the FAA to hold pertinent certification approvals for the products and MRO services that we provide for our customers, and we are required to adhere to all relevant FAA rules and regulations as a condition to maintaining those certifications.

Certain of our Engineered Solutions include products that are authorized by the FAA through issuance of STC approval for their respective application. Others involve proprietary repairs that we develop internally in compliance with authorities granted by the FAA under our "unlimited" repair station licensing for applicable airframe and engine component categories. We facilitate the production of certain of our Engineered Solutions through the manufacture of new parts in accordance with our FAA approved PMA certifications, as well as the manufacture of certain new replacement parts under our FAA repair station authorities. We also employ FAA certified personnel called "Designated Airworthiness Representatives" and "Designated Engineering Representatives" to facilitate our MRO operations through the development and regulatory approval of specialized airframe and component designs, repairs, modifications, and installations. We rely on these FAA approvals to market our Engineered Solutions to third parties, as well as to utilize them on our own Flight Equipment. We believe the depth of technical and operational qualifications required to attain these FAA regulatory approvals constitutes a significant barrier for competitors looking to compete with our Engineered Solutions offerings. One such product that was recently issued an STC is our offering designated as AerAware™. AerAware™ is a groundbreaking advanced EFVS solution that enables a pilot to "see" through low visibility conditions by presenting advanced imaging technology along with real time aircraft primary flight systems data on an Elbit Systems/Universal Avionics SkyLens™ Head Wearable Display. This achievement marks the world's first commercial EFVS system to achieve a 50% visual advantage and the first large transport aircraft to be certified with a complete dual-pilot EFVS solution featuring a Head-Wearable Display.

The FAA requires that aircraft operators maintain detailed records that log the utilization and condition of certain aircraft and engine life-limited parts. The FAA also requires that various maintenance routines be performed and documented on certain airframe and engine components at regular intervals based on utilization and/or time. Maintenance may also be required following certain types of events (e.g., foreign object damage, extreme heat, hard landings, etc.). Further, the FAA and certain other airworthiness authorities can at any time introduce new rules and regulations that may impact our business. In order to proactively mitigate the effects of prospective future rulings and amendments, as well as to position our business segments to potentially benefit from them, we diligently monitor FAA publications and industry trade groups in an effort to obtain as much advance notice as possible concerning future regulatory mandates.

As we pursue sales of products and services directly to government customers or through subcontracting arrangements with government contractors, we may also be subject to various laws and regulations governing pricing, reporting, and other factors. Historically, government regulations have had no material adverse effect on our business and results of operations.

Intellectual Property

We believe our brand recognition is an important differentiator, and we maintain trademarks on "AerSale", and on certain branded product offerings (e.g., AerSale® active into 2031, AerSafe® active into 2031, AerTrak® active into 2028, and AerAware™).

While we hold no patents, we significantly benefit from an extensive array of proprietary intellectual property pertaining to market intelligence, transactional data history, and price modeling techniques, in addition to a wide range of product design, engineering, manufacturing, repair, modification and MRO procedures.

Our Engineered Solutions are trade secrets comprised of internally developed proprietary products and repair regimes. As such, our Engineered Solutions are exclusively available through our business or third parties that we authorize. While our competitors may be able to develop similar alternatives to our Engineered Solutions offerings, we believe that our deep understanding of mid-life aircraft markets and technologies, combined with our ability to expedite the introduction of new Engineered Solutions to the market, uniquely positions us to increase our market share in this sector.

Though our proprietary market intelligence, transactional data history, price modeling techniques, and Engineered Solutions expertise are subject to misappropriation or obsolescence, we believe we have adequately institutionalized systems and procedures to prevent such occurrences. These measures include adoption of continuous improvement methodologies developed to maintain the integrity of our intellectual property holdings, in addition to the innovation of

new techniques, products and processes designed to enhance our existing offerings in response to future market developments.

Human Capital Resources

As of February 7, 2024, we employed 707 employees worldwide, none of whom are subject to a collective bargaining agreement. Approximately 99% of our employees are based in the United States. In addition to our full-time and part-time employees, we also employ approximately 230 contract workers, the majority of whom are located at our airframe maintenance facilities where they provide us with flexible staffing to meet customer demand.

Our success is highly dependent upon our ability to maintain a workforce with the skills necessary for our businesses to succeed. We require highly skilled personnel in multiple areas, including engineering, project management, aircraft technicians, information technology, cybersecurity, business development and strategy, and management.

In order to attract and retain highly skilled employees, we are committed to ensuring a safe and healthy work environment, offering competitive compensation and comprehensive benefit programs, creating great career opportunities, and building an engaging, inclusive environment where all employees are treated with dignity and respect.

Health and Safety

We have established health, safety and awareness programs in each AerSale facility. To maintain and enhance the health and safety of our employees, we promote a culture of continuous improvement and individual accountability. Each AerSale MRO facility has developed an Environmental Policy and Procedures Manual in compliance with applicable federal, state, and local environmental laws and regulations.

We use an annual goal setting process to drive injury rate improvements, and our injury rate reduction goal is a performance metric that is reported to all of our employees.

Talent Management and Career Development

At AerSale, our talent management and career development programs prepare our employees for a rewarding and challenging experience. We want to ensure that each of our employees has the tools they need to succeed in their current role, while preparing them for the next step in their career. Management and leadership curriculums are tailored based on each facility's unique needs as well as the individuals' needs. At our MRO facilities, we have established a career readiness program specifically for aspiring aviation mechanics and technicians. This program allows individuals to start in an entry level role and through supervision, training, and mentorship complemented by our Airframe and Powerplant ("A&P") reimbursement program, become an A&P mechanic or inspector.

Our employees are encouraged to take advantage of our tuition reimbursement program to obtain professional and technical certifications or pursue degree programs related to their career track. Our annual talent and performance review allows AerSale's management team to identify emerging talent in the organization and develop a succession plan. By evaluating our workforce and needs we are able to provide opportunities for growth and professional fulfillment.

Diversity and Inclusion

We are a proud Equal Opportunity Employer. For over a decade, we have created employment opportunities in diverse communities. We believe that diversity is key to our success, and we foster a culture of inclusion. By creating an environment where employees feel embraced and appreciated, we believe that our employees will be motivated to excel and contribute to our continued success. We are confident that in leveraging our employee's differences we can innovate and remain competitive in a dynamic and demanding industry.

We have a firm commitment to diversity and inclusion in our recruiting, hiring and promotion practices. Minority and female employees are encouraged to participate in career days, job fairs and programs in the communities in which we do business. As of December 31, 2023, the Company's employee base includes 24% females and 64% minorities. We

actively engage in recruiting fairs and efforts at various training institutions, especially those that have high minority and diverse enrollment rates. We continue to work with local organizations to identify minorities with an increased focus on veterans who will be transitioning into the civilian workforce. In 2024, we aim to continue to focus on partnering with local schools and supporting diverse students with an anticipated scholarship program that will provide financial assistance, mentorship and internship opportunities with the ultimate goal being full time employment at one of our facilities. In 2023, we conducted an employment survey to assess diversity efforts and measure progress on our commitment to fostering a culture of inclusion and diversity and ensuring employees can reach their potential. Each manager and leader is responsible for upholding these values and supporting the goals under our affirmative action plan.

Environmental Matters

Our business, operations and facilities are subject to numerous stringent federal, state and local environmental laws and regulations by government agencies, including the U.S. Environmental Protection Agency. Among other matters, these regulatory authorities impose requirements that regulate the emission, discharge, generation, management, transportation and disposal of hazardous materials, pollutants and contaminants, govern public and private response actions to hazardous or regulated substances which may be or have been released to the environment, and require us to obtain and maintain licenses and permits in connection with our operations. This extensive regulatory framework imposes significant compliance burdens and risks on us. Although management believes that our operations and our facilities are in material compliance with such laws and regulations, future changes in these laws, regulations or interpretations thereof, the nature of our operations, or regulatory enforcement actions may require us to make significant additional capital expenditures to ensure ongoing compliance with applicable laws and regulations and/or engage in remedial actions.

Certain of our facilities, including facilities acquired and operated by us or one of our subsidiaries, have at one time or another been under active investigation for environmental contamination by federal or state agencies. We are generally indemnified by prior owners or operators and/or present owners of the facilities for liabilities which we incur as a result of these investigations and the environmental contamination found which pre-dates our acquisition of these facilities, subject to certain limitations. For our Goodyear, Arizona facility, we also maintain an environmental impairment liability policy that provides coverage for certain liabilities associated with the clean-up of on-site and off-site pollution conditions, as well as for resulting bodily injury or property damage to third parties, in each case, to the extent not otherwise indemnified. If we are required to pay the expenses related to environmental liabilities because neither indemnification nor insurance coverage is available, these expenses could have an adverse effect on our business and results of operations.

Available Information

In addition to the information about us and our subsidiaries contained in this Annual Report, information about us can be found on our website at www.aersale.com. We have a written Code of Business Conduct and Ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code is posted on our website at https://ir.aersale.com/corporate-governance/governance-documents. In addition, we intend to post on our website all disclosures that are required by law or Nasdaq Stock Market rules concerning any amendments to, or waivers from, any provision of our Code of Business Conduct and Ethics within four business days of such amendment or waiver. Our website and information included in or linked to our website are not part of this Annual Report.

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, are available free of charge through our website as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission (the "SEC"). Additionally, the public may obtain any document that we file with or furnish to the SEC from the SEC's Electronic Document Gathering, Analysis, and Retrieval system, which can be accessed at www.sec.gov.

ITEM 1A   RISK FACTORS

You should carefully consider the risks and uncertainties described below and the other information in this Annual Report before making an investment in our common stock. Our business, financial condition, results of

operations, or prospects could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our common stock could decline and you could lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. See "Special Note Regarding Forward-Looking Statements." Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below.

Risks Related to AerSale's Business and Industry

Supply chain disruptions could have adverse effects on our ability to provide certain services.

We source parts and components for our business from various suppliers around the world. Global supply chain and labor markets are continuing to experience high levels of disruption, causing significant materials and parts shortages, as well as delivery delays, labor shortages, distribution issues, energy cost increases and price increases. Current geopolitical conditions, including sanctions and other trade restrictive actions and strained intercountry relations, are contributing to these issues. These issues could lead to significant supplier performance failures and delays. Disruptions to our supply chain and business operations, or to our suppliers' supply chains and business operations, could have adverse effects on our ability to provide aftermarket support and services to our customers.

We are affected by factors that adversely impact the commercial aviation industry.

As a provider of products and services to the commercial aviation industry, we are generally affected by overall economic conditions of that industry. The commercial aviation industry is historically cyclical and has been negatively affected in the past by geopolitical events, such as ongoing conflicts (including between Russia and Ukraine and between Israel and Hamas), terrorism, high fuel and oil prices, labor issues, lack of capital, and weak economic conditions. As a result of these and other events, from time to time certain of our customers have filed for bankruptcy protection or ceased operation. The impact of instability in the global financial markets has led, and may in the future lead, airlines to reduce domestic or international capacity. In addition, certain of our airline customers have in the past been impacted by tight credit markets, which limited their ability to buy parts, services, and Flight Equipment.

A reduction in flight activity of aircraft both in the United States and abroad has resulted in, and may continue to result in, reduced demand for parts support and maintenance activities for the type of aircraft affected. Further, tight credit conditions negatively impact the amount of liquidity available to buy parts, services, and Flight Equipment. A deteriorating airline environment may also result in additional airline bankruptcies, and in such circumstances, we may not be able to fully collect outstanding accounts receivable. Reduced demand from customers caused by weak economic conditions, including tight credit conditions and customer bankruptcies, may adversely impact our financial condition or results of operations. A slowdown in the global economy, or a recession, would negatively impact the commercial aviation industry, and may have a material adverse effect on our business, financial condition, liquidity and results of operations.

Our ability to profitably manage mid-life Flight Equipment through the end of its life-cycles depends in part on our ability to successfully source acquisition opportunities of used Flight Equipment on favorable terms to provide feedstock for the sale of USM parts. Our inability to acquire Flight Equipment could adversely affect our financial condition or results of operations. Our business, financial condition, results of operations, and growth rates may be adversely affected by these and other events that impact the aviation industry, including those mentioned elsewhere in this report and the following:

- increased in-house maintenance by airlines;

- climate change, environmental catastrophes and government regulations implemented to address them and;

- acts of God.

Our operating results vary, and comparisons to results for preceding periods may not be meaningful. Due to a number of factors, our operating results may fluctuate, including, among others, for the following reasons:

- the timing and number of purchases and sales of Flight Equipment;

- the timing and amount of maintenance reserve revenues recorded resulting from the termination of long term leases, for which significant amounts of maintenance reserves may have accumulated;

- the termination, or announced termination of production, of particular types of Flight Equipment;

- the retirement or announced retirement of particular aircraft models by aircraft operators;

- seasonality of travel;

- the operating history of any particular engine, aircraft or engine or aircraft model; and

- the timing of necessary overhauls of Flight Equipment.

These risks may reduce our Flight Equipment utilization rates, lease margins, maintenance reserve revenues and proceeds from Flight Equipment sales, and may result in higher legal, technical, maintenance, storage, insurance and other costs related to repossession and Flight Equipment being off-lease. As a result of the foregoing and other factors, the availability of Flight Equipment for lease or sale periodically experiences cycles of oversupply and undersupply of given engine or aircraft models. The incidence of an oversupply of Flight Equipment may produce substantial decreases in lease rates and appraised or resale values of aviation equipment and may increase the time spent and costs incurred to lease or sell Flight Equipment. We anticipate that fluctuations from period to period will continue in the future. As a result, we believe that comparisons to results for preceding periods may not be meaningful, and that results of prior periods should not be relied upon as an indication of our future performance.

Market values for our aviation products fluctuate, and we may be unable to recover our costs incurred with respect to engines, rotable components and other aircraft parts.

We make a number of assumptions when determining the recoverability of rotable components, engines, and other assets which are on lease, available for lease, or supporting our long-term programs. These assumptions include historical sales trends, current and expected usage trends, replacement values, current and expected lease rates, maintenance expenses, residual values, future demand, and future cash flows. Reductions in demand for these assets or declining market values, as well as differences between actual results and the assumptions we utilize in determining the recoverability of our Flight Equipment, could result in impairment charges in future periods, which may have a material adverse effect on our business, financial condition, liquidity and results of operations.

The value of any given aircraft model, or any engine model applicable thereto, can vary significantly based on supply in the marketplace. Certain types of Flight Equipment may be used in significant numbers by commercial aircraft operators that experience financial difficulties from time to time. If such operators were to go into liquidation or similar proceedings, the resulting over-supply of Flight Equipment from these operators could have an adverse effect on the demand for the affected engine and aircraft types and the values of such Flight Equipment, which may adversely impact our financial condition or results of operations.

We may not be able to repossess Flight Equipment when a lessee defaults, and even if we are able to repossess the Flight Equipment from a defaulting lessee, we may have to expend significant resources in the repossession of such Flight Equipment and the subsequent remarketing and re-leasing of the repossessed Flight Equipment.

When a lessee defaults on its obligations under a lease and does not cure such default in a timely manner, we typically seek to terminate the applicable lease and repossess the leased Flight Equipment. If a defaulting lessee contests the termination and repossession or is under court protection, enforcement of our rights under the lease may be difficult,

expensive and time-consuming. In the event the Flight Equipment is located outside of the United States, we may need to obtain governmental consents to export the Flight Equipment back to the United States. As a result, the relevant asset may be off-lease and not generating revenue for a prolonged period. In addition, we will incur direct costs associated with repossessing our Flight Equipment, which may include legal and similar costs, costs of transporting, storing and insuring the Flight Equipment, and costs associated with necessary maintenance and recordkeeping to make the Flight Equipment available for re-lease or sale. During this time, we will not realize revenue from the Flight Equipment being repossessed and will continue to be obligated to pay any debt financing related to the Flight Equipment. If an engine is installed on an airframe, the airframe may be owned by an aircraft lessor or other third party. Our ability to recover engines installed on airframes owned by third-parties may depend on the cooperation of the airframe owner.

Additionally, when a lessee of our Flight Equipment has protection under the U.S. Bankruptcy Code, creditors (including us) are automatically stayed from enforcing their rights. In the case of U.S.-certificated airlines, Section 1110 of the Bankruptcy Code provides certain relief to lessors of aircraft equipment. Section 1110 has been the subject of significant litigation, and we can give no assurance that Section 1110 will protect our investment in Flight Equipment in the event of a lessee's bankruptcy. In addition, Section 1110 does not apply to lessees located outside of the United States, and applicable foreign laws may not provide comparable protection to us.

Success at our MRO facilities is dependent upon continued outsourcing by the airlines.

We currently perform MRO activities at six leased locations. Revenues at these facilities fluctuate based on demand for maintenance which, in turn, is driven by the number of aircraft operating and the extent of outsourcing of maintenance activities by airlines. In addition, certain airlines operate new fleet types and/or newer generation aircraft and we may not have contractual arrangements to service these aircraft, nor technicians trained and certified to perform the required airframe maintenance, repair, and overhaul activities on such aircraft. If either the number of aircraft operating or the level of outsourcing of maintenance activities for the aircraft models for which we are authorized to service declines, we may not be able to execute our operational and financial plans at our MRO facilities, which may adversely impact our financial condition or results of operations.

Our operations would be adversely affected by a shortage of skilled personnel or work stoppages.

We are dependent on an educated and highly skilled workforce because of the complex nature of many of our products and services. Our ability to operate successfully and meet our customers' demands could be jeopardized if we are unable to attract and retain a sufficient number of skilled personnel, including qualified licensed mechanics, to conduct our business, or if we experience a significant or prolonged work stoppage. The increasing competition for highly skilled and talented personnel could result in higher compensation costs, difficulties in maintaining a capable workforce, and leadership succession planning challenges. These and similar events may adversely affect our results of operations and financial condition.

The inability to obtain certain components and raw materials from suppliers could harm our business.

Our business is affected by the availability and price of the raw materials and component parts that we use to manufacture our products. Our ability to manage inventory and meet delivery requirements may be constrained by our suppliers' ability to adjust delivery of long-lead time products during times of volatile demand. The supply chains for our business could also be disrupted by external events such as natural disasters, extreme weather events, labor disputes, governmental actions and legislative or regulatory changes. As a result, our suppliers may fail to perform according to specifications when required, and we may be unable to identify alternate suppliers or to otherwise mitigate the consequences of their non-performance. Transitions to new suppliers may result in significant costs and delays, including those related to the required recertification of parts obtained from new suppliers with our customers and/or regulatory agencies. Our inability to fill our supply needs could jeopardize our ability to fulfill obligations under customer contracts, which could result in reduced revenues and profits, contract penalties or terminations, and damage to customer relationships. Further, increased costs of such raw materials or components could reduce our profits if we are unable to pass such price increases onto our customers.

We operate in highly competitive markets, and competitive pressures may adversely affect us.

The markets for our products and services are highly competitive, and we face competition from a number of sources, both domestic and international. Our competitors include aircraft manufacturers, aircraft component and parts manufacturers, airline and aircraft service companies, other companies' MRO services, other aircraft spare parts distributors and redistributors. Certain of our competitors may have substantially greater financial and other resources than we have, and others may price their products and services below our selling prices. These competitive markets also create pressure on our ability to hire and retain qualified technicians and fill other skilled labor needs. We believe that our ability to compete depends on superior customer service and support, on-time delivery, sufficient inventory availability, competitive pricing, and effective quality assurance programs. These competitive pressures have a potential impact on our business, which may adversely affect our results of operations and financial condition.

We are exposed to risks associated with operating internationally.

We conduct business in a number of foreign countries, certain of which are politically unstable or subject to military or civil conflicts. Consequently, we are subject to a variety of risks that are specific to international operations, including the following:

- military conflicts, civil strife, and political risks;

- export regulations that could erode profit margins or restrict exports;

- compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"), the United Kingdom Bribery Act of 2010, and other anti-bribery and anticorruption laws;

- the burden and cost of compliance with foreign laws, treaties, and technical standards and changes in those regulations;

- contract award and funding delays;

- potential restrictions on transfers of funds;

- import and export duties and value added taxes;

- foreign exchange risk;

- transportation delays and interruptions;

- uncertainties arising from foreign local business practices and cultural considerations; and

- changes in United States policies on trade relations and trade policy, including implementation of or changes in trade sanctions (such as those imposed on Russia), tariffs, and embargoes.

Measures that we have or will adopt to reduce the potential impact of losses resulting from the risks of doing business internationally may not be adequate, and the regions in which we operate might not continue to be stable enough to allow us to operate profitably or at all.

Global conflicts, including the war in the Ukraine and conflict in the Middle East are creating an adverse climate for our business. The U.S. government has imposed enhanced export restrictions and controls on certain products and technology, as well as sanctions on certain industry sectors and parties in Russia, Belarus and parts of the Ukraine. The governments of other jurisdictions in which we may conduct business, such as the European Union, have also implemented sanctions or other restrictive measures. These sanctions and enhanced export controls, as well as any responses from Russia, could adversely affect the Company and/or our supply chain, business partners or customers, flight activity, demand for MRO and leasing services and the related macro environment. The economic and security conditions could also limit the Company's ability to provide its services or products to certain customers, as well as limit its ability to receive payments. The totality of these events, sanctions and restrictions may have a material adverse effect on our business, financial condition, liquidity and results of operations. These sanctions and restrictions may also jeopardize and adversely impact the availability and cost of insurance which covers any assets or operations that may be subject to these restrictions and enhanced sanctions.

In October 2023, a military conflict commenced between Israel and Hamas. The intensity and duration of Israel's current war against Hamas is difficult to predict, as are such war's global economic impact; which could include further sanctions, embargoes, regional instability, energy shortages, geopolitical shifts and adverse effects on macroeconomic conditions, security conditions, currency exchange rates and financial markets, and the impact on the Company's business and operations and on the businesses and operations of the Company's suppliers, customers and other third parties with which the Company conducts business. Of note, the Company's enterprise resource planning vendor and the supplier of most of the components of our EFVS offering designated as AerAware™ are both based in Israel.

Business acquisitions expose us to risks, including the risk that we may be unable to effectively integrate acquired businesses.

We have completed multiple acquisitions over the past few years, and have discussions with third parties regarding acquisitions on a regular basis. Acquisitions involve risks, including difficulties integrating operations and personnel, the effects of amortization of any acquired intangible assets and the potential impairment of goodwill, and the potential loss of key employees of the acquired business. In addition, acquisitions often require substantial management resources, and have the potential to divert our attention from our existing business. For any businesses we may acquire in the future, we may not be able to execute our operational, financial, or integration plans for the acquired businesses, which may adversely affect our results of operations and financial condition.

We are subject to unique business risks as a result of supplying equipment and services to the U.S. government directly and as a subcontractor, which could lead to a reduction in our net sales from, or the profitability of our supply arrangements with, the U.S. government.

Companies engaged in supplying defense-related equipment and services to U.S. government agencies are subject to business risks specific to the defense industry. We currently do, and may in the future, contract directly with the U.S. government or act as a subcontractor to customers contracting with the U.S. government. Accordingly, the U.S. government may unilaterally suspend or prohibit us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations, revoke required security clearance, reduce the value of existing contracts, or audit our contract related costs and fees.

In addition, because we contract directly with the U.S. government or act as a subcontractor to customers contracting with the U.S. government, we may be subject to U.S. government inquiries and investigations, including periodic audits of costs that we determine are reimbursable under government contracts. U.S. government agencies routinely audit government contractors to review performance under contracts, cost structure and compliance with applicable laws, regulations, and standards, as well as the adequacy of and compliance with internal control systems and policies, including the contractor's purchasing, property, estimating, compensation and management information systems. Any costs found to be misclassified or inaccurately allocated to a specific contract are not reimbursable, and, to the extent already reimbursed, must be refunded. Also, any inadequacies in our systems and policies could result in payments being withheld, penalties and reduced future business, and may adversely affect our results of operations and financial condition.

Further consolidation in the aerospace industry could adversely affect our business and financial results.

The aerospace and defense industry is experiencing significant consolidation, including our customers, competitors and suppliers. Consolidation among our customers may result in delays in the awarding of new contracts and losses of existing business. Consolidation among our competitors may result in larger competitors with greater resources and market share, which could adversely affect our ability to compete successfully. Consolidation among our suppliers may result in fewer sources of supply and increased cost to us.

Our business could be negatively affected by cyber or other security threats or other disruptions.

Our business depends heavily on information technology and computerized systems to communicate and operate effectively. Our systems and technologies, or those of third parties on which we rely, could fail or become unreliable due to equipment failures, software viruses, cyber threats, ransomware attacks, terrorist acts, natural disasters, power failures or other causes.

Cybersecurity threats are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to our sensitive information, business e-mail compromises, ransomware attacks, and other electronic security breaches, including at our customers, suppliers, subcontractors, and joint venture partners, that could lead to disruptions in mission critical systems, unauthorized release of confidential or otherwise protected information, and corruption of data. Certain functional areas of our workforce continue to function in a remote work environment, which could heighten the risk of these potential vulnerabilities.

The procedures and controls we utilize to monitor and mitigate these threats may not be sufficient to prevent security threats from materializing. If any of these events were to materialize, the costs related to cyber or other security threats or disruptions may not be fully insured or indemnified, and may adversely affect our results of operations and financial condition or disruption of our ability to make financial reports and other public disclosures required of public companies.

Moreover, expenditures incurred in implementing and maintaining cybersecurity and other procedures and controls may adversely affect our results of operations and financial condition.

We may need to make significant capital expenditures to keep pace with technological developments in our industry.

The industries in which we participate are constantly undergoing development and change, and it is likely that new products, equipment, and MRO methods will be introduced in the future. We may need to make significant expenditures to purchase new equipment, and to train our employees to keep pace with any new technological developments. These expenditures may adversely affect our results of operations and financial condition.

We do not own certain intellectual property and tooling that is important to our business.

In our MRO business, OEMs of equipment that we maintain for our customers include language in repair manuals relating to their equipment asserting broad claims of proprietary rights to the contents of the manuals used in our operations. Although we believe that our use of manufacture and repair manuals is lawful, there can be no assurance that OEMs will not try to enforce such claims, including through the possible use of legal proceedings, or that any such actions will be unsuccessful.

Our business also depends on using certain intellectual property and tooling that we have rights to use pursuant to license grants under our contracts with OEM customers. These contracts contain restrictions on our use of the intellectual property and tooling, and may be terminated if we violate certain of these restrictions. Our loss of a contract with an OEM customer and the related license rights to use an OEM's intellectual property or tooling, may adversely affect our results of operations and financial condition.

We could become involved in intellectual property litigation, which could have a material and adverse impact on our profitability.

We and other companies in our industry possess certain proprietary rights relating to designs, engineering, manufacturing processes and MRO procedures. In the event that we believe that a third party is infringing upon our proprietary rights, we may bring an action to enforce such rights. In addition, we are from time to time involved in legal proceedings by third parties claiming infringement by us with respect to their proprietary rights. The expense and time of bringing an action to enforce such rights or defending against infringement claims can be significant, which may adversely affect our results of operations and financial condition.

Intellectual property litigation involves complex legal and factual questions which makes the outcome of any such proceedings subject to considerable uncertainty. Not only can such litigation divert management's attention, but it can also expose us to damages and potential injunctive relief which, if granted, may preclude us from making, using or selling particular products or technology. Uncertainties resulting from our participation in intellectual property litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. There could also be public announcements of the results of hearings, motions or interim proceedings or developments that could be perceived negatively by analysts or investors and the value of such intellectual property could be diminished. Accordingly, the market price of our common stock may decline. Uncertainties resulting from the initiation and continuation of intellectual property litigation or other proceedings could have a material adverse effect on our business, financial condition and results of operation.

Our operations depend on our facilities, which are subject to physical and other risks that could disrupt production.

Our facilities or our customers' facilities could be damaged or disrupted by a natural disaster, war, or terrorist activity. A major catastrophe, such as an earthquake, hurricane, fire, flood, tornado, pandemic, or other natural disaster at any of our sites, or war or terrorist activities in any of the areas where we conduct operations, could result in a prolonged interruption of our business. Any disruption resulting from these events could cause significant delays in shipments of products, and the loss of sales and customers, and we may not have insurance to adequately compensate us for any of these events. For leased facilities, timely renewal of leases, and risk mitigation from the sale of our leased facilities, is required to avoid any business interruption.

Our reputation, ability to do business and financial position, results of operations and/or cash flows may be impacted by the improper conduct of employees, agents, subcontractors, suppliers, business partners or joint ventures in which we participate.

We have implemented policies, procedures, training and other compliance controls, and have negotiated terms designed to prevent misconduct by employees, agents or others working on our behalf or with us that would violate the applicable laws of the jurisdictions in which we operate, including laws governing improper payments to government officials, the protection of export controlled products and services, cost accounting and billing, competition and data privacy. However, we cannot ensure that such controls will prevent all such misconduct committed by our employees, agents, subcontractors, suppliers, business partners or others working on our behalf or with us, and this risk of improper conduct may increase as we expand globally. In the future, we may form and/or become a member of joint ventures. We may be unable to prevent misconduct or other violations of applicable laws by these joint ventures (including their officers, directors and employees) or our partners. Improper actions by those with whom or through whom we do business (including our employees, agents, subcontractors, suppliers, business partners and joint ventures) could subject us to administrative, civil or criminal investigations and monetary and non-monetary penalties, including suspension and debarment, which may adversely affect our results of operations and financial condition.

Our business might suffer if we were to lose the services of certain key employees.

Our business operations depend upon our key employees, including our executive officers. Because our key employees have knowledge of our industry and customers, and would be difficult to replace, loss of any of these employees may adversely affect our results of operations and financial condition.

If our subcontractors or suppliers fail to perform their contractual obligations, our contract profitability and our ability to win new contracts may be adversely affected.

We rely on subcontractors to perform a portion of the services we agree to provide our customers, and our suppliers provide necessary labor, inventory and component parts. A failure by one or more of our subcontractors or suppliers to satisfactorily provide on a timely basis the agreed-upon services or supplies may affect our ability to perform our contractual obligations. Deficiencies in the performance of our subcontractors and/or suppliers could result in liquidated damages or our customer terminating our contract for default. A termination for default could expose us to liability and adversely affect our financial performance and our ability to win new contract awards.

Future outbreaks and infectious diseases could have a material adverse impact, on our business, operating results, financial condition, and liquidity.

While the overall demand for commercial air travel has significantly recovered from the effects of the COVID-19 pandemic, future outbreaks and infectious diseases could pose a threat to the commercial aviation industry, including our business and operations. Moreover, a resurgence of the COVID-19 pandemic (including through any new variant strains of the underlying virus), a new health epidemic or similar outbreak or other negative developments associated with the pandemic or outbreak could hinder or reverse the commercial flight activity recovery and lead to decreased worldwide commercial activity, which could lead to a reduced demand for airline passenger and cargo services. Reduced flight activity negatively impacts the demand for many of our products and services, and any prolonged reduction could materially and adversely affect our business, operating results, financial condition, and access to sources of liquidity.

Moreover, prolonged pandemics, epidemics and similar outbreaks, or the threat thereof, could result in worker absences, lower productivity, voluntary closure of our offices and facilities, travel restrictions for our employees and other disruptions to our business. Any of these could have a material adverse effect on our business, financial condition or results of operations.

We cannot predict the impact that any pandemics, epidemics and similar outbreaks, especially of infectious diseases, will have on our customers, suppliers, vendors, and other business partners, and each of their financial conditions; however, any material effect on these parties could adversely impact us, and may also exacerbate other risks discussed in this "Risk Factors" section, any of which could have a material effect on us.

Strategic and Financial Risks

We are dependent upon continued availability of financing to manage our business and to execute our business strategy, and additional financing may not be available on terms acceptable to us.

Our ability to manage our business and to execute our business strategy is dependent, in part, on the continued availability of debt and equity capital. Our Amended and Restated Credit Agreement (as amended, the "Revolving Credit Agreement") matures on July 24, 2028. Access to the debt and equity capital markets may be limited by various factors, including the condition of overall credit markets, general economic factors, state of the aviation industry, our financial performance, and credit ratings. Debt and equity capital may not continue to be available to us on favorable terms, or at all. Our inability to obtain financing on favorable terms may adversely affect our results of operations and financial condition.

Our existing debt includes restrictive and financial covenants.

Certain current financing arrangements require us to comply with various restrictive covenants, and in certain cases contain financial covenants that require us to comply with specified financial ratios and tests. Our failure to meet these covenants could result in default under these loan and debt agreements, and may result in a cross-default under other debt agreements. In the event of a default and our inability to obtain a waiver of the default, all amounts outstanding under our debt agreements could be declared immediately due and payable.

Our failure to comply with these covenants may adversely affect our results of operations and financial condition.

Restrictive covenants in the documents governing our existing and any future indebtedness may limit our current and future operations, particularly our ability to respond to changes in our business or to pursue our business strategies.

The documents governing our existing indebtedness contain, and the documents governing any future indebtedness will likely contain, a number of restrictive covenants that impose significant operating and financial restrictions, including restrictions on our ability to take actions that we believe may be in our interest. The documents governing our existing indebtedness, among other things, limit our ability to:

- incur or guarantee additional indebtedness;

- make certain restricted payments or investments;

- enter into agreements that restrict distributions from restricted subsidiaries;

- sell or otherwise dispose of assets, including capital stock of restricted subsidiaries;

- enter into transactions with affiliates;

- create or incur liens;

- enter into sale/leaseback transactions;

- merge, consolidate or sell substantially all of our assets; and

- make certain investments and acquire certain assets.

The restrictions could adversely affect our ability to:

- finance our operations;

- make strategic acquisitions or investments or enter into alliances;

- withstand a future downturn in our business or the economy in general;

- engage in business activities, including future opportunities, that may be in our interest; and

- plan for or react to market conditions or otherwise execute our business strategies.

Our ability to obtain future financing or to sell assets could be adversely affected because substantially all of our assets have been pledged as collateral for the benefit of the holders of our indebtedness.

Unanticipated changes in our tax provision or exposure to additional income tax liabilities could affect our profitability.

Significant judgment is required in determining our provision for income taxes. In the ordinary course of our business, there are transactions and calculations where the ultimate tax determination is uncertain. Furthermore, changes in income tax laws and regulations, or their interpretation, could result in higher or lower income tax rates assessed or changes in the taxability of certain sales or the deductibility of certain expenses, thereby affecting our income tax expense and profitability.

Our financial results of operations could be adversely affected by impairment of our goodwill or other intangible assets.

When we acquire a business, we record goodwill equal to the excess of the amount we pay for the business, including liabilities assumed, over the fair value of the tangible and identifiable intangible assets of the business we acquire. Goodwill and other intangible assets that have indefinite useful lives must be evaluated for impairment at least annually, or when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The specific guidance for testing goodwill and other non-amortized intangible assets for impairment requires management to make certain estimates and assumptions when allocating goodwill to reporting units and determining the fair value of reporting unit net assets and liabilities, including, among other things, an assessment of market conditions, projected cash flows, investment rates, cost of capital and growth rates, which could significantly impact the reported value of goodwill and other intangible assets. Changes in our estimates and assumptions could adversely impact projected cash flows and the fair value of reporting units. Fair value is generally determined using a combination of the discounted cash flow, market multiple and market capitalization valuation approaches. Absent any impairment indicators, we generally perform our evaluations annually using available forecast information. If at any time we determine an impairment has occurred, we are required to reflect the reduction in value as an expense within operating income, resulting in a reduction of earnings and a corresponding reduction in our net asset value in the period such impairment is identified. As part of management's annual evaluation, the qualitative and quantitative analyses resulted in a conclusion that the fair value of our reporting units exceeded their carrying values; therefore, goodwill and other indefinite lived intangibles were not impaired. In the event there are deteriorations in business conditions or estimated cash flows beyond amounts previously or currently forecasted, there is a risk of future impairments on our goodwill balance.

Our exposure to variable interest rates, foreign currency exchange rates and swap counter party credit risk could materially and adversely affect our business, operating results and financial condition.

We are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes and foreign currency exchange rate fluctuations. Some of our indebtedness bears interest at variable rates, generally linked to market benchmarks such as the Secured Overnight Financing Rate ("SOFR"). Any increase in interest rates would increase our finance expenses relating to our variable rate indebtedness and increase the costs of refinancing our existing indebtedness and issuing new debt. Previously, our Revolving Credit Agreement bore interest at London Interbank Overnight ("LIBOR") rates. The U.K.'s Financial Conduct Authority, which regulated LIBOR, ended publication of the one-week and two-month USD LIBOR tenors on December 31, 2021, and ended publication of the remaining USD LIBOR tenors on June 30, 2023. Effective March 9, 2023, we amended our Revolving Credit Agreement to replace the benchmark rate from LIBOR to SOFR. Although SOFR has been endorsed by the Alternative Reference Rates Committee, a committee convened by the United States Federal Reserve that includes major market participants, has identified the SOFR, an index calculated by short-term repurchase agreements, backed by Treasury securities, as its preferred alternative rate for LIBOR, it remains uncertain how markets will respond to SOFR or other alternative reference rates following the transition away from the LIBOR benchmarks. The consequences of these developments cannot be entirely predicted and could cause potential increases in interest rates on our floating debt rate. These uncertainties or their resolution also could negatively impact our funding costs, loan and other asset values, asset-liability management strategies and other aspects of our business and financial results.

Legal and Regulatory Risks

We are subject to significant government regulation and may need to incur significant expenses to comply with new or more stringent governmental regulation.

The aviation industry is highly regulated in the United States by the FAA and equivalent regulatory agencies in other countries. Prior to being placed into service the products and services that we provide for aircraft, engines and their components are required to meet certain standards of airworthiness established by the FAA or the equivalent regulatory agencies in certain other countries. We also operate repair stations that are licensed by the FAA and equivalent regulatory agencies in certain other countries. Specific regulations vary from country to country; although regulatory requirements in other countries are generally satisfied by compliance with FAA requirements. New and more stringent governmental regulations may be adopted in the future that, if enacted, may adversely impact our financial condition or results of operations.

Any revocation or suspension of our material licenses, certificates, authorizations, or approvals by the FAA or equivalent regulatory agencies in other countries, may adversely impact our financial condition or results of operations.

Users of Flight Equipment are regulated by general civil aviation authorities, including the FAA in the United States and similar governmental authorities in other countries, which regulate the maintenance of engines and issue airworthiness directives. Airworthiness directives typically set forth special maintenance actions or modifications with respect to certain engine and aircraft types or series of specific engines that must be implemented for the engine or aircraft to remain in service. Also, airworthiness directives may require the lessee to make more frequent inspections of an engine, aircraft or particular engine parts. Generally, the lessee of our Flight Equipment is responsible for complying with all airworthiness directives. However, if the Flight Equipment is off-lease and in certain circumstances, if dictated by the terms of a Flight Equipment lease, we may be forced to bear the cost of compliance with such airworthiness directives.

A number of our leases require specific governmental or regulatory licenses, consents or approvals. These include consents for certain payments under the leases and for the export, import or re-export of our Flight Equipment. Consents needed in connection with future leasing or sale of our Flight Equipment may not be received timely or have economically feasible terms. Any of these events could adversely affect our ability to lease or sell Flight Equipment, which, in turn, may adversely impact our financial condition or results of operations.

The U.S. Department of Commerce (the "Commerce Department") regulates exports of goods outside the United States. We are subject to the Commerce Department's and the U.S. Department of State's regulations with respect to the lease and sale of aircraft, engines, engine parts and components, and airframes and accessory parts and components to foreign entities. The Commerce Department and the U.S. Department of State may, in certain cases, require us to obtain export licenses for certain items exported to foreign countries. The U.S. Department of Homeland Security, through the U.S. Customs and Border Protection, enforces regulations related to the import of aircraft, engines, engine parts and components, and airframe and accessory parts and components into the United States. We must expend resources to comply with these regulations and our failure to comply with these regulations may subject us to regulatory actions, which may adversely impact our financial condition or results of operations.

We are prohibited from doing business with persons designated by the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") on its "Specially Designated Nationals List," and must monitor our operations and existing and potential lessees and other counterparties for compliance with OFAC's rules. Similarly, sanctions issued by the United Nations, the United States government, the European Union or other governments could prohibit or restrict us from doing business in certain countries, or with certain customers or persons, and we must monitor our operations and existing and potential customers and other counterparties for compliance with such sanctions. We must expend resources to comply with these regulations and our failure to comply with these regulations may subject us to regulatory actions, which may adversely impact our financial condition or results of operations.

We are also subject to a variety of other regulations including work-related and community safety laws. The Occupational Safety and Health Act of 1970 mandates general requirements for safe workplaces for all employees, and established the Occupational Safety and Health Administration ("OSHA") in the Department of Labor. In particular,

OSHA provides special procedures and measures for the handling of certain hazardous and toxic substances. In addition, specific safety standards have been promulgated for workplaces engaged in the treatment, disposal or storage of hazardous waste. Requirements under state law, in certain circumstances, may mandate additional measures for facilities handling materials specified as extremely dangerous. We believe that our operations are in material compliance with OSHA's health and safety requirements.

We are subject to the FCPA and other anti-corruption laws, as well as export control laws, import and customs laws, trade and economic sanctions laws and other laws governing our operations.

We are subject to the FCPA and other anti-corruption laws, as well as export control laws, import and customs laws, trade and economic sanctions laws and other laws governing our operations. Our operations are subject to anti-corruption laws including the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. §201, the United Kingdom Bribery Act 2010, the U.S. Travel Act, and other anti-corruption laws that apply in countries where we do business. The FCPA and these other laws generally prohibit us and our employees and intermediaries from authorizing, promising, offering, or providing, directly or indirectly, improper or prohibited payments, or anything else of value, to government officials or other persons to obtain or retain business or gain some other business advantage. We and certain of our customers operate in a number of jurisdictions that pose a high risk of potential FCPA violations, and we participate in collaborations and relationships with third parties whose corrupt or illegal activities could potentially subject us to liability under the FCPA or local anti-corruption laws, even if we do not explicitly authorize or have actual knowledge of such activities. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted. We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United States and authorities in the European Union, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws. There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the FCPA or other legal requirements, including Trade Control laws. If we are not in compliance with the FCPA and other anticorruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the FCPA, other anti-corruption laws or Trade Control laws by the United States or other authorities could also have an adverse impact on our reputation, our business, financial condition and results of operations. Efforts to ensure that our business arrangements with third parties will comply with applicable aviation and aerospace laws and regulations will involve substantial costs. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities or our business arrangements with third parties could be subject to challenge under one or more of such laws. It is possible that governmental authorities will conclude that our business practices or the business practices of our customers who generate our revenues may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse . If our operations or the operations of our customers who generate our royalties are found to be in violation of any of these laws or any other governmental regulations, we or the customers who generate our revenues may be subject to significant criminal, civil and administrative sanctions, including monetary penalties, damages, fines, disgorgement, and imprisonment. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business.

Our business and financial results may be affected by various litigation and regulatory proceedings.

We are subject to litigation and regulatory proceedings in the normal course of business and could become subject to additional claims in the future. These proceedings have included, and in the future may include, matters involving personnel and employment issues, workers' compensation, personal and property injury, disputes relating to acquisitions (including contingent consideration), governmental investigations and other proceedings. Some historical and current legal proceedings and future legal proceedings may purport to be brought as class actions on behalf of similarly situated parties including with respect to employment-related matters. We discuss legal proceedings in Note R – Commitments and Contingencies within our consolidated financial statements and related notes included elsewhere in this Annual Report (the "Consolidated Financial Statements"). Some or all of our expenditures to defend, settle or litigate these matters may

not be covered by insurance or could impact our cost and ability to obtain insurance in the future. Litigation can be expensive, lengthy and disruptive to normal business operations, including to our management due to the increased time and resources required to respond to and address the litigation. The results of complex legal proceedings are often uncertain and difficult to predict. We cannot be certain of the ultimate outcomes of any such claims, and resolution of these types of matters, against us may result in significant fines, judgments or settlements, which, if uninsured, or if the fines, judgments and settlements exceed insured levels, could have a material adverse effect on our business, financial condition, liquidity or results of operations.

Liens on our Flight Equipment could exceed the value of such Flight Equipment, which could negatively affect our ability to repossess, lease or sell such Flight Equipment.

Liens in favor of third parties may be attached to Flight Equipment we own, and in certain cases our engines may also be installed on airframes to which liens in favor of third-parties unrelated to the engines have been attached. These liens may secure substantial sums that may in certain circumstances exceed the value of the particular Flight Equipment to which the liens have attached. In certain jurisdictions, a lien may give the lien holder the right to detain, in limited cases, sell or cause the forfeiture of the Flight Equipment subject to the lien. Liens held by third parties may have priority over our and our creditors' interest in respective AerSale Flight Equipment, either because the third-party liens have priority under applicable local law, or because our creditors' security interests are not filed in jurisdictions outside the United States. These liens and lien holders could impair our ability to repossess and re-lease, or sell our Flight Equipment. If our customers do not discharge these liens, we may find it necessary to pay the claims secured by such liens to repossess the Flight Equipment subject to such third-party liens.

In certain countries, an engine affixed to an aircraft may become an accession to the aircraft and we may not be able to exercise our ownership rights over the engine.

In certain jurisdictions, a leased engine affixed to an aircraft may become an accession to the aircraft, such that the ownership rights of the owner of the aircraft supersede the ownership rights of the owner of the engine. If an aircraft is security for the owner's obligations to a third-party, the security interest in the aircraft may supersede our rights as owner of the engine. This legal principle could limit our ability to repossess a leased engine in the event of a lessee's bankruptcy or lease default while the aircraft with the engine installed remains in such a jurisdiction. We may suffer a loss if we are not able to repossess engines leased to lessees in these jurisdictions.

Our industry is susceptible to product and other liability claims, and claims not adequately covered by insurance may adversely affect our results of operations and financial condition.

Our business exposes us to possible claims for property damage and bodily injury or death, which may result if an aircraft, engine, engine part or component, airframe part or accessory, or any other aviation product that we have sold, manufactured, or repaired fails, or if Flight Equipment we serviced or leased, or in which our products are installed, has an accident. We carry substantial liability insurance in amounts that we believe are adequate for our risk exposure, and commensurate with industry norms. However, claims may arise in the future, and our insurance coverage may not be adequate to protect us in all circumstances. Additionally, we might not be able to maintain adequate insurance coverage in the future at an acceptable cost. Any liability claim not covered by adequate insurance may adversely affect our results of operations and financial condition.

We must comply with extensive environmental requirements, and any exposure to environmental liabilities may adversely affect us.

Compliance with federal, state, and local requirements relating to the discharge and emission of substances into the environment, the disposal of hazardous wastes, the remediation and abatement of contaminants, and other activities affecting the environment, have had and may continue to have an impact on our operations. Certain of our facilities, including facilities acquired and operated by us or one of our subsidiaries, have at one time or another been under active investigation for environmental contamination by federal or state agencies. Under specific environmental laws and regulations, we could be held responsible for all of the costs relating to any contamination at our past or present facilities

and at third party waste disposal sites. If we fail to comply with applicable environmental laws and regulations, we could be subject to substantial fines or penalties and to civil and criminal liability. We cannot assess the possible effect of compliance with future environmental requirements, or of future environmental claims for which we may not have adequate indemnification or insurance coverage. If we were required to pay the expenses related to any future environmental claims for which neither indemnification nor insurance coverage were available, these costs and expenses may adversely affect our results of operations and financial condition.

Future regulatory developments in the United States and abroad concerning environmental issues such as climate change could adversely affect our operations, and increase operating costs. Additionally, through their impact on our customers, such regulations could reduce demand for our products and services. Actions may be taken in the future by the U.S. government, state governments within the United States, foreign governments, or the International Civil Aviation Organization ("ICAO") to regulate the emission of greenhouse gases by the aviation industry. The precise nature of any such requirements and their applicability to us and our customers are difficult to predict, but the impact to us and the aviation industry, including the potential for increased fuel costs, carbon taxes or fees, or a requirement to purchase carbon credits, may adversely affect our results of operations and financial condition.

We may be adversely affected by global climate change, or by legal, regulatory or market responses to such change.

Increasing stakeholder environmental, social and governance ("ESG") expectations, physical and transition risks associated with climate change, and emerging ESG regulation and policy requirements may pose risk to our market outlook, financial outlook, cost of capital and global supply chain, which may impact our ability to achieve long-term business objectives. Changes in environmental and climate change laws or regulations could lead to additional operational restrictions and compliance requirements upon us, our products and/or services, or otherwise could negatively impact our business. The cost to comply with new and potential environmental laws and regulations could be substantial for the Company.

In October 2016, ICAO passed a resolution adopting the Carbon Offsetting and Reduction Scheme for International Aviation ("CORSIA"), which is a global, market-based emissions offset program to encourage carbon-neutral growth beyond 2020. CORSIA is scheduled to be implemented through multiple phases beginning with a pilot which began in 2021 and continued through 2023, followed by a first phase of the program beginning in 2024 and a second phase beginning in 2027. ICAO continues to develop details regarding implementation, but we believe compliance with CORSIA could significantly increase operating costs for us and our customers.

Risk Factors Related to our Common Stock

Our share price may be volatile, and an active, liquid trading market for our common stock may not continue.

There can be no assurance that the market price of our common stock will not decline below its present market price. Additionally, an active trading market for our common stock may not be sustained. If an active and liquid trading market does not continue, our stockholders may have difficulty selling any of our common stock. Among other things, in the absence of a liquid public trading market:

- you may not be able to liquidate your investment in shares of common stock;

- the market price of shares of common stock may experience significant price volatility; and

- there may be less efficiency in carrying out your purchase and sale orders.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our common stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. If our analysts do not continue to cover us, or if no additional analysts commence

coverage of us, the trading price of our stock could be negatively affected. Even with analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our common stock could decline. If one or more of these analysts cease to cover our common stock, we could lose visibility in the market for our stock, which in turn could cause our common stock price to decline.

Substantial future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. Certain shares of our common stock are freely tradable without restriction under the Securities Act, except for any shares of our common stock that may be held or acquired by our directors, executive officers, and other affiliates, as that term is defined in the Securities Act, which are be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. Certain of our stockholders and members of our management have rights, subject to certain conditions, to require us to file registration statements covering shares of our common stock or to include shares in registration statements that we may file for ourselves or other stockholders. Any such sales, including sales of a substantial number of shares or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. We may also issue shares of our common stock or securities convertible into our common stock from time to time in connection with financings, acquisitions, investments, or otherwise. Any such issuance could result in ownership dilution to you as a stockholder and cause the trading price of our common stock to decline.

We do not intend to pay dividends on our common stock in the foreseeable future.

We do not anticipate that we will pay any dividends on shares of our common stock in the foreseeable future. We intend to retain any future earnings to fund operations, to service debt and other obligations, and to use for other corporate needs. Further, our Revolving Credit Agreement limits our ability to pay cash dividends.

As an "emerging growth company," we cannot be certain if the reduced disclosure requirements applicable to "emerging growth companies" will make our common stock less attractive to investors.

For as long as we remain an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), we take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies", including not being required to obtain an assessment of the effectiveness of our internal controls over financial reporting from our independent registered public accounting firm pursuant to Section 404 ("Section 404") of the Sarbanes-Oxley Act of 2002 ("SOX"), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, which we have elected to do.

We will remain an "emerging growth company" until the earlier of (1) the earliest of the last day of the fiscal year (a) following February 11, 2024, the fifth anniversary of us becoming a publicly-traded company, (b) in which we have total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the last business day of our prior second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active market for our common stock, our share price may be more volatile and the price at which our securities trade could be less than if we did not use these exemptions.

General Risk Factors

As a public company in the United States, we are subject to SOX. We have determined our disclosure controls and procedures and our internal control over financial reporting are effective. We can provide no assurance that we will, at all times, in the future be able to report that our internal controls over financial reporting are effective.

Companies that file reports with the SEC, including us, are subject to the requirements of Section 404. Section 404 requires management to establish and maintain a system of internal control over financial reporting. Annual reports on Form 10-K filed under the Exchange Act must contain a report from management assessing the effectiveness of our internal control over financial reporting. Ensuring we have adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis is a time-consuming effort that needs to be re-evaluated frequently. Failure on our part to have effective internal financial and accounting controls would cause our financial reporting to be unreliable, could have a material adverse effect on our business, operating results, and financial condition, and could cause the trading price of our common stock to fall.

If any of our customers were to become insolvent or experience substantial financial difficulties, our business, financial condition and results of operations may be adversely affected.

If any of the customers with whom we do business become insolvent or experience substantial financial difficulties, we may be unable to timely collect amounts owed to us by such customers, and we may not be able to sell the inventory we have purchased for such customers, which may adversely affect our results of operations and financial condition.

Our results of operations and liquidity needs could be materially negatively affected by market fluctuations or an economic downturn.

Our results of operations could be materially negatively affected by economic conditions generally, both in the United States and elsewhere around the world. Concerns over inflation, rising interest rates, energy costs, geopolitical issues, including the conflict between Russia and Ukraine, Israel and Hamas, and tensions in the Middle East and in Western countries, the availability and cost of credit, and the U.S. financial markets have in the past contributed to, and may continue in the future contribute to, increased volatility and diminished expectations for the economy and the markets. Domestic and international equity markets periodically experience heightened volatility and turmoil. These events may have an adverse effect on us. In the event of a market downturn, our results of operations could be adversely affected by those factors in many ways, including making it more difficult for us to raise funds if necessary, and our stock price may decline.

ITEM 1B   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C   CYBERSECURITY

Cybersecurity Risk Management and Strategy

AerSale has developed and implemented a comprehensive cybersecurity risk management program for identifying, assessing, and managing material risks to protect the confidentiality, integrity and availability of critical systems and information relevant to our business. Our program utilizes a risk-based approach and is designed based on various cybersecurity frameworks, such as the National Institute of Standards and Technology ("NIST"), and the Center for Internet Security ("CIS"), and shares common methodologies, reporting channels, and governance processes that apply across all areas of our enterprise risk management, including legal, compliance, operational, and financial risks.

AerSale's comprehensive cybersecurity risk management program includes, among others:

- a security awareness training agenda with topics relating to phishing, spams, viruses, insider threats, suspicious activity and procedures to escalate them, as well as other safety concerns. Certain training programs are employee targeted based on their individual job responsibilities and on the potential risks associated with such roles.

- internal and external assessments, including audits and response simulations, to examine cybersecurity vulnerabilities and potential attack vectors to company systems, as well as evaluating the impact of these vulnerabilities in our operational and financial posture.

- processes to identify and respond to material cybersecurity risks from third party service providers, and risk mitigation policies to reduce exposure to such risks.

- a cybersecurity incident response plan that includes procedures for responding to cybersecurity threats or incidents.

- when appropriate, use of external subject matter specialists, including assessors, consultants, auditors or other third parties, to provide incident response services and to conduct independent assessments of internal response readiness.

- engagement in security practices that include physical, administrative and technical safeguards of systems and hardware.

We are not aware of any risks from cybersecurity threats, including any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. Although our processes are designed to help prevent, detect, respond to, and mitigate the impact of such incidents, there is no guarantee that a future cybersecurity incident would not materially affect our business strategy, results of operations or financial condition. See "Risks Related to AerSale's Business and Industry—Our business could be negatively affected by cyber or other security threats or other disruptions" in "Risk Factors" on page 13 of this Form 10-K.

Cybersecurity Governance

Our Board of Directors has overall responsibility for risk oversight, and has delegated the responsibility of cybersecurity and other information technology related risks to the Audit Committee of the Board of Directors, which oversees the implementation and continuous improvement of our comprehensive cybersecurity risk management program and compliance with disclosure requirements. The Audit Committee is provided with information, results of internal and external assessments, and updates on cybersecurity initiatives at Audit Committee meetings from our Chief Information Officer, and is responsible for reporting any findings and recommendations to the Board of Directors for consideration. Our team of cybersecurity professionals is led by our Chief Information Officer, a seasoned technology executive with over 20 years of experience in the cybersecurity field, a strong focus on systems and security, and a proven track record of leading cyber experts to protect organization from evolving threats. The cybersecurity team has the primary responsibility for AerSale's comprehensive cybersecurity risk management program, and supervises internal personnel as well as external cybersecurity consultants. Our processes are designed to prevent and monitor cybersecurity incidents, allowing us to timely detect and respond to incidents through our cybersecurity response plan, which includes materiality evaluations based on the size and scope of the incident. This evaluation is documented in an incident report that is shared with the Chief Information Officer, Chief Financial Officer and Audit Committee to effectively manage resources to reduce risk and prevent future incidents.

ITEM 2   PROPERTIES

Our principal executive office is in Miami, Florida. In addition to our headquarters, we have the following operating locations:

Facility:	Primary purpose:	Reporting Segment:
●Goodyear, Arizona	Aircraft MRO, Storage, Modification and Disassembly	TechOps
Roswell, New Mexico	Aircraft MRO, Storage, Disassembly, and Distribution	TechOps and Asset Management Solutions
●Millington, Tennessee [1]	Aircraft MRO, Flight Control Surfaces and Disassembly	TechOps
●Albuquerque, New Mexico	Landing Gear MRO	TechOps
●Miami, Florida	Corporate Headquarters and Engineered Solutions Operations, Hydraulic, Pneumatic, PMA Operations, and Electro-Mechanical Component MROs	Corporate, TechOps, and Asset Management Solutions
●Hialeah Gardens, Florida [2]	USM Sales, Shared Services, and Flight Control Surfaces	Corporate, TechOps, and Asset Management Solutions
●Memphis, Tennessee	USM Sales and Distribution	TechOps
●Dublin, Ireland	Flight Equipment Asset Management	Asset Management Solutions
●Bridgend, United Kingdom	Regional Representative Sales Offices	Asset Management Solutions
●Singapore	Regional Representative Sales Offices	Asset Management Solutions

To support our growth and long-term business goals, we have expanded our operational facilities;

[1]   In February 2023, we leased 112,000 square feet of hangar space expanding our narrow body on-airport MRO presence. This new facility will provide additional capacity to accommodate the increasing MRO demand. Hangar renovations have progressed as planned, and we expect to commence operations in this facility in the first quarter of 2024.

[2]   Effective September 1, 2022 we entered into a lease for our Miami structures shop consisting of 88,000 square feet in Hialeah Gardens, Florida, for a term expiring in 2032. This location will also serve as office space for USM sales and shared services personnel. Relocation of office personnel has been completed while the structures shop is delayed but expected to conclude during the first half of 2024.

Our Goodyear, Arizona, Roswell, New Mexico, and Millington, Tennessee facilities are on airport locations at the Phoenix Goodyear Airport, Roswell International Air Center, and Millington Regional Jetport, respectively, and are three of our FAA-authorized repair station operations centers focusing on airframe aircraft maintenance and storage. Combined, they feature over 760,000 square feet of hangar space with a capability of dry desert long-term storage for up to 650 aircraft. In addition to having airframe maintenance service offerings at these facilities, we have four FAA-authorized repair station operations in our Rio Rancho, New Mexico, Memphis, Tennessee, and Miami, Florida facilities that provide component MRO service offerings. Collectively, these facilities support the operations of our TechOps segment.

We primarily distribute USM parts from our dedicated distribution warehouse located in Memphis, Tennessee, in addition to on-site bulk storage capacity at our Roswell, New Mexico facility. These facilities collectively provide more than 500,000 square feet of available space to efficiently manage our Flight Equipment inventories and facilitate support of our customers' urgent spare part requirements with non-stop delivery capacity to destinations worldwide. Combined, these facilities support the operations of our Asset Management Solutions segment.

ITEM 3   LEGAL PROCEEDINGS

From time to time, we are subject to litigation incidental to our business. The information set forth under "Litigation" under Note R – Commitments and Contingencies within our Consolidated Financial Statements is incorporated herein by reference.

ITEM 4   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is currently listed on the Nasdaq Capital Market under the symbol "ASLE".

Holders of Record of our Common Stock

As of February 26, 2024, there were 7,518 holders of record of our common stock. This number of holders of record does not represent the actual number of beneficial owners of our common stock because shares of common stock are frequently held in "street name" by securities dealers and others for the benefit of individual owners who have the right to vote their shares.

Dividends

We have not paid any cash dividends on our common stock to date. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions, statutory requirements, and other factors that our Board of Directors may deem relevant. Currently, our Revolving Credit Agreement limits our ability to pay cash dividends. Accordingly, we are prohibited from declaring any cash dividends to holders of our common stock without amending or modifying the terms of our credit facility.

Purchases of Equity Securities by the Issuer or Affiliated Purchasers

During the year ended December 31, 2023, we did not purchase any of our outstanding shares of common stock.

Recent Sales of Unregistered Securities

None.

Performance Graph

The following graph compares the cumulative total stockholder return for (i) our common stock, (ii) the Standard & Poor's 500 Stock Index ("S&P 500") and (iii) the S&P 500 Aerospace & Defense Index ("S&P A&D") for the period from February 28, 2019, the first day Monocle's common stock was traded following its initial public offering, through December 31, 2023. For the period between February 28, 2019 through December 22, 2020 the figures relate to Monocle's common stock, and for the period between December 23, 2020 through December 31, 2023, the figures relate to AerSale's common stock. The graph assumes an initial investment of $100 in Monocle's common stock and in each of the S&P 500 and S&P A&D at the market close on February 28, 2019, and assumes reinvestment of dividends. This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of AerSale under the Securities Act or the Exchange Act.



	2/28/2019	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023
AerSale Corporation	100.00	104.62	137.82	182.32	166.70	130.47
S&P A&D	100.00	103.20	85.04	95.18	109.48	115.05
S&P 500	100.00	116.03	134.89	171.17	137.89	171.30

The information required by Item 5 with respect to securities authorized for issuance under equity compensation plans is incorporated herein by reference to Part III, Item 12 of this Form 10-K.

ITEM 6   [RESERVED]

ITEM 7   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following management's discussion and analysis together with the Consolidated Financial Statements. This discussion contains forward-looking statements about AerSale's business, operations and industry that involve risks and uncertainties, such as statements regarding AerSale's plans, objectives, expectations and intentions. AerSale's future results and financial condition may differ materially from those currently anticipated by AerSale because of the factors described in the sections entitled "Risk Factors" and "Special Note Regarding Forward-looking Statements." A discussion of the year ended December 31, 2022 compared to the year ended December 31, 2021 is included in our Annual Report on Form 10-K for the year ending December 31, 2022, filed with the SEC on March 7, 2023 under Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The Company

We operate as a platform for serving the commercial aviation aftermarket sector. Our top executives have on average over 30 years of experience in aircraft and engine ("Flight Equipment") management, sales and maintenance services, and are supported by an experienced management team. We have established a global purpose built and fully integrated aviation company focused on providing products and services that maximize the value of Flight Equipment in the middle to end of its operating life cycle.

We are a worldwide provider of aftermarket commercial aircraft, engines, and their parts to passenger and cargo airlines, leasing companies, original equipment manufacturers ("OEM"), government and defense contractors, and maintenance, repair and overhaul ("MRO") service providers. We report our activities in two business segments: Asset Management Solutions, comprised of activities that extract value from strategic Flight Equipment acquisitions either as whole assets or by disassembling for used serviceable material ("USM"), and TechOps, comprised of MRO activities for aircraft and their components, sales of internally developed engineered solutions and other serviceable products.

We focus on mid-life Flight Equipment and monetize them through our Asset Management Solutions segment. Asset Management Solutions' activities include monetization of assets through the lease or sale of whole assets, or through disassembly activities in support of our USM-related activities. Our monetizing services have been developed to maximize returns on mid-life Flight Equipment throughout their operating life, in conjunction with realizing the highest residual value of Flight Equipment at its retirement. We accomplish this by utilizing deep market and technical knowledge related to the management of Flight Equipment sales, leasing and MRO services. To extract value from the remaining flight time on whole assets, we provide flexible short-term (generally less than five years) leasing solutions of Flight Equipment to passenger and cargo operators across the globe. Once the value from the Flight Equipment's flight time has been extracted, Flight Equipment is considered to be at or near the end of its useful life and is analyzed for return maximization as either whole asset sales or disassembled for sale as USM parts. Revenue from this segment is segregated between Aircraft and Engine depending on the asset type that generated the revenue. Lease revenue and the related depreciation from aircraft and engines installed on those aircraft are recognized under the Aircraft category. Revenue from sales of whole aircraft and related cost of sales are allocated between the Aircraft and Engine categories based on the allocated cost basis of the asset sold.

Our TechOps segment provides internal and third-party aviation services, including internally developed engineered solutions, full heavy aircraft maintenance and modification, component MRO, as well as end-of-life disassembly services. Our MRO business also engages in longer-term projects such as aircraft modifications, cargo and tanker conversions of aircraft, and aircraft storage. The TechOps segment also includes MRO services for landing gear, thrust reversers, hydraulic systems, and other aircraft components.

We utilize these capabilities to support our customers' Flight Equipment, as well as to maintain and improve our own Flight Equipment, which is subsequently sold or leased to our customers. These processes require a high degree of expertise on each individual aircraft or component that is being serviced. Our knowledge of these processes allows us to assist customers to comply with applicable regulatory and OEM requirements. A significant amount of skilled labor is required to support this process, which the Company has accumulated through its diversified offerings.

In addition to our aircraft and USM parts offerings, we develop Engineered Solutions consisting of Supplemental Type Certificates ("STCs") that can be installed on existing Flight Equipment to improve performance, comply with regulatory requirements, or improve safety. An example of these solutions is the AerSafe® product line, which we designed and for which we obtained Federal Aviation Administration ("FAA") approval to sell as a solution for compliance with the FAA's fuel tank flammability regulations. Another example of these solutions is our AerAware™ product, an industry-leading, next generation Enhanced Flight Vision System ("EFVS") that has recently received approval by the FAA for the Boeing B737NG product line. These products are proprietary in nature and function as non-OEM solutions to regulatory requirements and other technical challenges, often at reduced delivery time and cost for operators. In order to develop these products, we engage in research and development activities that are expensed as incurred.

Results of Operations

Sales and gross profit for AerSale's two business segments for the years ended in December 31, 2023 and 2022 were as follows:

Year ended December 31, 2023 compared to the year ended December 31, 2022

(in thousands, except percentages)	Year Ended December 31,		Percent Change
	2023	2022	
Revenue			
Asset Management Solutions			
Aircraft	$ 80,877	$ 101,511	(20.3)%
Engines	134,290	176,096	(23.7)%
	215,167	277,607	(22.5)%
TechOps			
MRO	102,535	95,258	7.6 %
Product Sales	16,583	11,942	38.9 %
Whole Asset Sale	218	23,737	(99.1)%
	119,336	130,937	(8.9)%
Total	$ 334,503	$ 408,544	(18.1)%

(in thousands, except percentages)	Year Ended December 31,		Percent Change
	2023	2022	
Gross Profit			
Asset Management Solutions			
Aircraft	$ 22,739	$ 36,156	(37.1)%
Engines	44,916	82,075	(45.3)%
	67,655	118,231	(42.8)%
TechOps			
MRO	20,428	21,111	(3.2)%
Product Sales	3,761	4,397	(14.5)%
Whole Asset Sale	577	7,655	(92.5)%
	24,766	33,163	(25.3)%
Total	$ 92,421	$ 151,394	(39.0)%

Total revenues for the year ended December 31, 2023 decreased by $74.0 million or 18.1% compared to 2022, driven by a decrease of $62.4 million, or 22.5%, within Asset Management Solutions and a decrease of $11.6 million, or 8.9%, within TechOps.

Asset Management Solutions

Sales in the Asset Management Solutions segment decreased by $62.4 million to $215.2 million, or 22.5%, for the year ended December 31, 2023 compared to 2022, due to a $20.6 million decrease in revenues from Aircraft, and a $41.8 million decrease in revenues from Engines. The decrease in Aircraft revenue is primarily attributable to decreased activity in the B747 and B757 product lines due to lower Flight Equipment sales in the amount of $21.1 million resulting from softer demand in the freighter market, and lower leasing revenue of $6.3 million, partly offset by higher USM sales. The decrease in Engines revenue is primarily attributable to decreased activity in the RB211 and CF6-80 product lines as a result of lower Flight Equipment sales of $40.4 million, and lower leasing revenue of $7.9 million, partially offset by higher USM sales.

Cost of sales in Asset Management Solutions decreased by $11.9 million to $147.5 million, or 7.4%, for the year ended December 31, 2023 compared to 2022. The decrease in cost of sales was primarily driven by the sales decrease discussed above. Gross profit in Asset Management Solutions decreased by $50.6 million to $67.7 million, or 42.8%, for the year ended December 31, 2023 compared to 2022. The gross profit decrease is mainly attributable to lower revenue generated for the year ended December 31, 2023, as noted above.

Aircraft gross profit margins decreased to 28.1% for the year ended December 31, 2023, from 35.6% for the year ended December 31, 2022, due to lower margin on Flight Equipment sales resulting from lower mix of B757 freighters. Engines gross profit margins decreased to 33.4% for the year ended December 31, 2023, from 46.6% for the year ended December 31, 2022, mainly due to lower margin on Flight Equipment sales, partly offset by higher margin on USM sales.

TechOps

AerSale's revenue from the TechOps segment decreased by $11.6 million to $119.3 million, or 8.9%, for the year ended December 31, 2023, compared to 2022. The decrease was primarily driven by the sale of Flight Equipment during 2022, which was acquired and dedicated to the TechOps segment prior to its ultimate sale, partly offset by higher revenues from component repair activities and heavy MRO services.

Cost of sales in TechOps decreased by $3.2 million to $94.6 million, or 3.3%, for the year ended December 31, 2023 compared to 2022, driven by costs generated from the sale of Flight Equipment of $16.1 million, partially offset by cost associated with revenue fluctuations noted above. Gross profit in TechOps decreased $8.4 million to $24.8 million, or 25.3%, for the year ended December 31, 2023, compared to 2022, driven by the profit generated from the sale of Flight Equipment of $7.1 million, and lower gross profit on Product sales and MRO services. Gross profit margin decreased to 20.8% for the year ended December 31, 2023 compared to 25.3% for the year ended December 31, 2022, and was largely attributable to margins generated from the sales of Flight Equipment of 32.2% for the year ended December 31, 2022, as well as lower margin on MRO services of 19.9% for the year ended December 31, 2023 compared to 22.2% for the year ended December 31, 2022.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $6.9 million to $103.2 million, or 7.1%, for the year ended December 31, 2023, as compared to 2022. The increase was mostly related to Company-wide cost of living adjustments, additional headcount, along with higher facility costs focused on increasing MRO capacity, as well as higher legal costs incurred.

Change in fair value of warrant liability

We account for our private warrants as a liability at their fair value, with changes in fair value recognized in our results from operations for the period. The fair value of our private warrants was determined using the Black-Scholes option pricing model. For the year ended December 31, 2023, we recorded a $2.3 million gain on the change in fair value of the warrant liability, compared to a $0.5 million loss in the prior year.

Interest Income (Expense), Net

Interest income, net for the year ended December 31, 2023 was $0.2 million, as compared to $1.1 million for the year ended December 31, 2022. The decrease in interest income, net is due to deployment of cash on feedstock acquisitions.

Other Income, Net

Other income, net for the year ended December 31, 2023 decreased by $1.6 million to $0.7 million, as compared to 2022 primarily due to the collection of insurance proceeds during 2022 in the amount $4.3 million for the full settlement of the Air Indus insurance claim, of which $1.8 million was classified as other income, net.

Income Taxes

The effective tax rate for the year ended December 31, 2023 was 27.5% compared to 24.2% for the year ended December 31, 2022. The increase in the effective tax rate was mainly a result of a valuation allowance release offset and an increase in credits offset by higher nondeductible executive compensation. The difference between the effective tax rate and the statutory tax rate of 21% for the year ended December 31, 2023, was primarily due to the impact of a valuation allowance release and an increase in credits offset by executive compensation. The difference between the effective tax rate and the statutory tax rate of 21% for the year ended December 31, 2022, was primarily due to the impact of state income taxes, a valuation allowance and permanent differences partially offset by the foreign derived intangible income deduction.

Financial Position, Liquidity and Capital Resources

As of December 31, 2023, we had $5.9 million of cash and cash equivalents. We finance our growth through cash flows generated from operations and borrowings secured by our assets. We had $29.0 million outstanding under the Revolving Credit Agreement as of December 31, 2023, and we had $131.0 million of availability thereunder. We used cash in operations of $174.2 million, mostly for feedstock acquisitions of $131.9 million, generated cash from investing activities of $3.1 million, and generated cash from financing activities in the amount of $29.7 million for the year ended December 31, 2023.

During the year ended December 31, 2023, we entered into a revolving term loan collateralized by our property and equipment (the "Equipment Loan"), and borrowed $8.6 million, which remained outstanding as of December 31, 2023.

We believe our equity base, internally generated funds, and existing availability under our debt facilities are sufficient to maintain our level of operations over the next 12 months. Any projections of future cash needs and cash flows beyond the next twelve months are subject to substantial uncertainty, but we believe our sources of liquidity, as discussed above, will be sufficient to meet our long-term cash requirements. If an event occurs that would affect our ability to meet our capital requirements, our ability to continue to grow our asset base consistent with historical trends could be impaired and our future growth limited to that which can be funded from internally generated capital.

We may, from time to time, purchase our outstanding shares of common stock through cash purchases and/or exchanges for equity or debt, open-market purchases, privately negotiated transactions or otherwise. Such purchases or exchanges, if any, will be upon such terms and at such prices as we may determine, and will depend on prevailing market conditions, our liquidity requirements, legal and regulatory considerations, contractual restrictions and other factors. Purchases, if any, will be funded through our available cash from operations. The amounts involved may be material.

Cash Flows—Year ended December 31, 2023 compared to Year ended December 31, 2022

Cash Flows from Operating Activities

Net cash used in operating activities was $174.2 million for the year ended December 31, 2023 compared to cash used of $0.1 million for the same period in 2022. The increase in cash deployed of $174.1 million was primarily due to feedstock acquisitions of $131.9 million and the impact of lower results from operations.

Cash Flows from Investing Activities

Net cash provided by investing activities was $3.1 million for the year ended December 31, 2023, compared to cash provided of $41.4 million in the same period for 2022. Cash provided by investing activities during the years ended December 31, 2023 and 2022 was driven by Flight Equipment sales.

Cash Flows from Financing Activities

Net cash provided by financing activities for the year ended December 31, 2023 was $29.7 million, compared to cash used of $24.3 million in the same period for 2022. The cash provided by financing activities during 2023 was primarily related to the proceeds from the Equipment Loan, as more fully described below, as well as borrowing under our Revolving Credit Agreement. The cash used in financing activities in 2022 was primarily driven by the repurchase of common stock.

Debt Obligations and Covenant Compliance

Wells Fargo Senior Secured Revolving Credit Facility

Effective July 25, 2023, we amended our Revolving Credit Agreement to increase our maximum commitments under the Revolving Credit Agreement to $180.0 million aggregate amount, expandable to $200.0 million, subject to conditions and the availability of lender commitments and borrowing base limitations, and to extend the maturity date to July 24, 2028, subject to certain conditions.

Prior to the amendment, our Revolving Credit Agreement was scheduled to mature on March 12, 2024, and provided commitments for a $150.0 million revolving credit facility, including a $10.0 million sub facility for letters of credit and for borrowings on same-day notice referred to as "swingline loans, which has been retained.

The maximum amount of such commitments available at any time for borrowings and letters of credit is determined according to a borrowing base calculation equal to the sum of eligible inventory and eligible accounts receivable reduced by the aggregate amount, if any, of trade payables of the loan parties, as defined in the Revolving Credit Agreement. Extensions of credit under the Revolving Credit Agreement are available for working capital and general corporate purposes.

As of December 31, 2023, there was $29.0 million outstanding under the Revolving Credit Agreement and we had $131.0 million of availability thereunder. We were in compliance with our debt covenants for the Revolving Credit Agreement as of December 31, 2023.

Synovus Equipment Loan

On June 30, 2023, the Company entered into a property and equipment revolving term loan (the "Equipment Loan") with a total advance commitment of $10.0 million for the purpose of financing capital expenditures on property and equipment. Once the total advance commitment is reached or commencing on June 30, 2024, whichever comes first, this facility will become a term loan with a maturity date of June 30, 2027. This loan is collateralized by the property and equipment it finances and requires interest only payment until converted to a term loan, at which point, principal and interest payments will be required.

During the year ended December 31, 2023, the Company borrowed $8.6 million under this facility, which remained outstanding as of December 31, 2023.

We were in compliance with our debt covenants for the Equipment Loan as of December 31, 2023.

Off-Balance Sheet Arrangements and Contractual Obligations

We did not have any off-balance sheet arrangements as of December 31, 2023. Refer to Note Q – Leases within our Consolidated Financial Statements in this Annual Report for a listing of our non-cancelable contractual obligations under operating leases.

The Company has entered into a purchase commitment with Universal Avionics, a subsidiary of Elbit Systems, valued at $33.1 million for the acquisition of technical equipment for manufacturing our AerAware™ product. The commitment is expected to be satisfied by the fourth quarter of 2024.

Critical Accounting Policies and Estimates

The preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Refer to Note B to the Consolidated Financial Statements in Item 8 of this Annual Report for a listing of our significant accounting policies and estimates. The following is a summary of critical accounting estimates and additional information on the level of uncertainty regarding relevant changes to the estimates and assumptions.

Revenue Recognition

We measure revenue based on the consideration specified in a contract with a customer, and exclude any sales commissions and taxes collected and remitted to government agencies. We recognize revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. Our performance obligations are satisfied over time as work progresses or at a point in time based on transfer of control of products and services to our customers. For service revenue, we utilize the input method of cost-to-cost to measure progress and recognize revenue over time as this depicts when control of the promised goods or services are transferred to the customer. Revenue is recognized based on the relationship of actual costs incurred to date to the estimated total cost at completion of the performance obligation. We make certain judgments and estimates, including estimated revenues and costs, as well as inflation and the overall profitability of the arrangement. Key assumptions involved include future labor costs and efficiencies, overhead costs, and ultimate timing of product delivery. Differences may occur between the judgments and estimates made by management and actual program results.

Changes in estimates and assumptions related to our arrangements are recorded using the cumulative catch-up method of accounting. The catch-up adjustment for the current year due to changes in revenue estimates did not have a material impact on our financial statements.

Inventory Cost

We record inventory at the lower of cost or market value. For purchases of whole aircraft and engines for sale or lease, cost is determined using the specific identification method whereby total cost is the cost paid, including certain asset acquisition costs that can be capitalized, to acquire such assets as a whole.

Additionally, we purchase certain whole aircraft and engines to disassemble and supply material for our engine and airframe USM inventory. For aircraft and engine parts that originate from such dismantled aircraft and engines, cost is determined using a ratio calculated based on the relationship of the cost of the dismantled aircraft or engine at the time of purchase to the total estimated sales value of the dismantled aircraft or engine at the time of purchase. At the time of sale, this ratio is applied to the sale price of each individual airframe and/or engine part to determine its allocated cost. At the time of sale, the sum of an individual part's allocated cost and actual repair or overhaul costs incurred represent the total cost for such part. Inventory not expected to be sold within the operating cycle is classified as non-current inventory on the Consolidated Balance Sheets.

We evaluate this ratio periodically, and if necessary, update our sales estimates and make prospective adjustments to this ratio. Any amounts identified with an estimated sales value lower than the carrying value is reduced to the estimated sales value at the time of the review. Expenditures required for the repair of engine and airframe parts are capitalized as inventory and are expensed as cost of sales when associated parts are sold. During the year ended December 31, 2023, we adjusted the estimated return in certain product lines as a result of new material received into inventory as well as changes in demand for certain product lines. During the year ended December 31, 2023, there were no adjustments to the inventory reserve.

Recent Accounting Pronouncements

The most recent adopted and to be adopted accounting pronouncements are described in Note B to AerSale's Consolidated Financial Statements included in this Annual Report.

ITEM 7A   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, we are subject to market risks. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices. Our exposure to market risk includes fluctuating interest rates and changes in foreign exchange rates.

Interest Rate Risk

We are exposed to the risk that our earnings and cash flows could be adversely impacted by fluctuations in interest rates associated with borrowings under our Revolving Credit Agreement and the Equipment Loan, which have variable interest rates tied to SOFR. As of December 31, 2023, we had $29.0 million outstanding variable rate borrowings under the Revolving Credit Agreement and $8.6 million outstanding variable rate borrowings under the Equipment Loan. A ten percent increase in the average interest rate affecting our variable rate debt outstanding as of December 31, 2023 would increase our annual interest expense by $0.4 million.

Foreign Currency Exchange Risk

We primarily use the U.S. dollar as our functional currency in all markets in which we operate in order to reduce our foreign currency market risk. Only general office expense and payroll transactions are denominated in local currency. A hypothetical ten percent devaluation of the U.S. dollar against foreign currencies would not have had a material impact on our financial position or continuing operations as of and for the year ended December 31, 2023.

ITEM 8   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

AERSALE CORPORATION

Index to the Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
AerSale Corporation

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of AerSale Corporation (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2017

Miami, Florida
March 8, 2024

AERSALE CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands, except share and par value data)

	December 31, 2023	December 31, 2022
Current assets:		
Cash and cash equivalents	$ 5,873	$ 147,188
Accounts receivable, net of allowance for credit losses of $978 and $1,074 as of December 31, 2023 and December 31, 2022	31,239	28,273
Income tax receivable	1,628	-
Inventory:		
Aircraft, airframes, engines, and parts, net	177,770	117,488
Advance vendor payments	28,638	27,585
Deposits, prepaid expenses, and other current assets	19,626	13,022
Total current assets	264,774	333,556
Fixed assets:		
Aircraft and engines held for lease, net	26,475	31,288
Property and equipment, net	27,692	12,638
Inventory:		
Aircraft, airframes, engines, and parts, net	151,398	66,042
Operating lease right-of-use assets	27,519	31,624
Deferred income taxes	12,203	11,287
Deferred financing costs, net	1,506	544
Deferred customer incentives and other assets, net	525	628
Goodwill	19,860	19,860
Other intangible assets, net	21,986	24,112
Total assets	$ 553,938	$ 531,579
Current liabilities:		
Accounts payable	$ 29,899	$ 21,131
Accrued expenses	5,478	8,843
Lessee and customer purchase deposits	1,467	17,085
Current operating lease liabilities	4,593	4,426
Current portion of long-term debt	1,278	-
Deferred revenue	2,998	1,355
Total current liabilities	45,713	52,840
Revolving credit facility	29,000	-
Long-term debt	7,281	-
Long-term lease deposits	102	152
Long-term operating lease liabilities	24,377	28,283
Maintenance deposit payments and other liabilities	64	668
Warrant liability	2,386	4,656
Total liabilities	108,923	86,599
Stockholders' equity:		
Common stock, $0.0001 par value. Authorized 200,000,000 shares; issued and outstanding 52,954,430 and 51,189,461 shares as of December 31, 2023 and December 31, 2022	5	5
Additional paid-in capital	311,739	306,141
Retained earnings	133,271	138,834
Total stockholders' equity	445,015	444,980
Total liabilities and stockholders' equity	$ 553,938	$ 531,579

The accompanying notes are an integral part of these consolidated financial statements.

AERSALE CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations
(in thousands, except share and per share data)

| | Years ended December 31, | | |
	2023	2022	2021
Revenue:			
Products	$ 217,455	$ 284,554	$ 209,881
Leasing	14,513	28,732	30,657
Services	102,535	95,258	99,899
Total revenue	334,503	408,544	340,437
Cost of sales and operating expenses:			
Cost of products	155,376	176,074	139,475
Cost of leasing	4,599	6,929	9,804
Cost of services	82,107	74,147	71,766
Total cost of sales	242,082	257,150	221,045
Gross profit	92,421	151,394	119,392
Selling, general, and administrative expenses	103,191	96,348	77,498
Payroll support program proceeds	-	-	(14,768)
(Loss) income from operations	(10,770)	55,046	56,662
Other income (expenses):			
Interest income (expense), net	155	1,093	(980)
Other income, net	666	2,268	458
Unrealized loss on investment	-	-	(5,421)
Change in fair value of warrant liability	2,270	(525)	(2,945)
Total other income (expenses)	3,091	2,836	(8,888)
(Loss) income before income tax provision	(7,679)	57,882	47,774
Income tax benefit (expense)	2,116	(14,021)	(11,659)
Net (loss) income	(5,563)	43,861	36,115
(Loss) earnings per share:			
Basic	$ (0.11)	$ 0.85	$ 0.84
Diluted	$ (0.15)	$ 0.83	$ 0.76
Weighted average shares outstanding:			
Basic	51,291,424	51,568,436	43,193,995
Diluted	51,457,821	53,145,639	47,310,100

The accompanying notes are an integral part of these consolidated financial statements.

AERSALE CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity
Years ended December 31, 2023, 2022, and 2021
AerSale Corporation Stockholders
(in thousands, except share data)

	Common stock		Additional paid-in capital	Retained earnings	Shares of Treasury Stock	Treasury Stock, at cost	Total stockholders' equity
	Amount	Shares					
Balance at December 31, 2020	$ 4	41,046,216	$ 292,593	$ 58,858	- $	-	$ 351,455
Issuance of Earn-Out shares	-	3,709,803	(694)	-	-	-	(694)
Shares issued upon exercise of warrants	-	807,114	9,282	-	-	-	9,282
Shares tendered for cashless redemption of public warrants	1	6,079,966	(1)	-	-	-	-
Share-based compensation	-	30,000	12,721	-	-	-	12,721
Net income	-	-	-	36,115	-	-	36,115
Balance at December 31, 2021	$ 5	51,673,099	$ 313,901	$ 94,973	- $	-	$ 408,879
Shares issued upon exercise of warrants	-	47,867	-	-	-	-	-
Shares issued under the 2020 Employee Stock Purchase Plan	-	46,726	538				538
Shares issued under the 2020 Equity Incentive Plan	-	921,769	-				-
Shares surrendered for tax withholdings on equity awards	-	-	(2,592)	-	-	-	(2,592)
Purchase of treasury stock	-	-	-	-	1,500,000	(22,204)	(22,204)
Retirement of treasury stock	-	(1,500,000)	(22,204)	-	(1,500,000)	22,204	-
Share-based compensation	-	-	16,498	-	-	-	16,498
Net income	-	-	-	43,861	-	-	43,861
Balance at December 31, 2022	$ 5	51,189,461	$ 306,141	$138,834	- $	-	$ 444,980
Shares issued under the 2020 Employee Stock Purchase Plan	-	45,755	566	-	-	-	566
Shares issued under the 2020 Equity Incentive Plan	-	1,719,214	-	-	-	-	-
Shares surrendered for tax withholdings on equity awards	-	-	(7,019)	-	-	-	(7,019)
Share-based compensation	-	-	12,051	-	-	-	12,051
Net loss	-	-	-	(5,563)	-	-	(5,563)
Balance at December 31, 2023	$ 5	52,954,430	$ 311,739	$133,271	- $	-	$ 445,015

The accompanying notes are an integral part of these consolidated financial statements.

AERSALE CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows
(in thousands)

	Years ended December 31,		
	2023	2022	2021
Cash flows from operating activities:			
Net (loss) income	$ (5,563)	$ 43,861	$ 36,115
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:			
Depreciation and amortization	10,459	10,984	12,998
Amortization of debt issuance costs	400	455	494
Amortization of operating lease assets	359	873	-
Inventory reserve	1,507	2,376	6,942
Impairment of aircraft held for lease	-	857	-
Provision for credit losses	-	(395)	212
Deferred income taxes	(916)	(2,387)	(3,192)
Change in fair value of warrant liability	(2,270)	525	2,945
Share-based compensation	12,051	16,498	12,721
Loss on related party investment	-	-	5,421
Gain on legal settlement	-	(1,695)	-
Changes in operating assets and liabilities:			
Accounts receivable	(2,966)	(1,029)	(3,342)
Income tax receivable	(1,628)	-	-
Inventory	(168,632)	(37,637)	(35,672)
Deposits, prepaid expenses, and other current assets	(6,604)	2,923	12,685
Deferred customer incentives and other assets	103	893	(333)
Advance vendor payments	(1,052)	(13,298)	(8,090)
Accounts payable	8,768	1,164	3,603
Income tax payable	-	(3,443)	2,157
Accrued expenses	(3,537)	417	(1,280)
Deferred revenue	1,643	(1,505)	265
Lessee and customer purchase deposits	(15,668)	(18,027)	34,690
Other liabilities	(604)	(2,523)	(260)
Net cash (used in) provided by operating activities	(174,150)	(113)	79,079
Cash flows from investing activities:			
Proceeds from sale of assets	14,450	52,771	17,095
Proceeds from legal settlement, net	-	4,195	-
Acquisition of aircraft and engines held for lease, including capitalized cost	-	(7,133)	(2,383)
Purchase of property and equipment	(11,359)	(8,462)	(1,508)
Net cash provided by investing activities	3,091	41,371	13,204
Cash flows from financing activities:			
Proceeds from long-term debt	8,559	-	-
Proceeds from Revolving Credit Agreement	82,700	-	-
Repayments of Revolving Credit Agreement	(53,700)	-	-
Payments of debt issuance costs	(1,362)	-	-
Purchase of treasury stock	-	(22,204)	-
Cash paid for employee taxes on withholding shares	-	-	(694)
Taxes paid related to net share settlement of equity awards	(7,019)	(2,592)	-
Proceeds from exercise of warrants	-	-	9,282
Proceeds from the issuance of Employee Stock Purchase Plan shares	566	538	-
Net cash provided by (used in) financing activities	29,744	(24,258)	8,588
(Decrease) increase in cash and cash equivalents	(141,315)	17,000	100,871
Cash and cash equivalents, beginning of period	147,188	130,188	29,317
Cash and cash equivalents, end of period	$ 5,873	$ 147,188	$ 130,188
Supplemental disclosure of cash activities			
Income tax payments, net	1,159	21,489	8,340
Interest paid	1,520	573	595
Supplemental disclosure of noncash investing activities			
Reclassification of aircraft and aircraft engines inventory to (from) aircraft and engine held for lease, net	19,374	(25,803)	(7,002)
Reclassification of customer purchase deposits to sale of assets	-	12,500	-
Reclassification of amounts due from related party to investments	-	-	5,421

The accompanying notes are an integral part of these consolidated financial statements.

AERSALE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A-DESCRIPTION OF THE BUSINESS

Organization

Monocle Acquisition Corporation ("Monocle") was initially formed on August 20, 2018 for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more businesses.

On December 22, 2020, (the "Closing Date"), Monocle consummated the previously announced business combination pursuant to that certain Amended and Restated Agreement and Plan of Merger, dated September 8, 2020 (the "Merger Agreement") by and among Monocle, AerSale Corporation (f/k/a Monocle Holdings Inc.), a Delaware corporation (the "Company"), AerSale Aviation, Inc. (f/k/a AerSale Corp.), a Delaware corporation ("AerSale Aviation"), Monocle Merger Sub 1 Inc., a Delaware corporation ("Merger Sub 1"), Monocle Merger Sub 2 LLC, a Delaware limited liability company ("Merger Sub 2"), and Leonard Green & Partners, L.P., a Delaware limited partnership, solely in its capacity as the initial Holder Representative (as defined in the Merger Agreement). The transactions contemplated by the Merger Agreement are referred to herein as the "Merger" or the "Business Combination" and in connection therewith, Monocle merged with and into us, whereby we survived the merger and became the successor issuer to Monocle by operation of Rule 12g-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Upon the consummation of the Merger: (a) Merger Sub 1 was merged with and into Monocle, with Monocle surviving the merger as a wholly-owned direct subsidiary of the Company (the "First Merger"), and (b) Merger Sub 2 was merged with and into AerSale Aviation, with AerSale Aviation surviving the merger as a wholly-owned indirect subsidiary of the Company (the "Second Merger"). In connection with the closing of the Business Combination (the "Closing"), AerSale Aviation changed its name from "AerSale Corp." to "AerSale Aviation, Inc." and the Company changed its name from "Monocle Holdings Inc." to "AerSale Corporation." Immediately following the Merger, the Company contributed all of its ownership in Monocle to AerSale Aviation which continued as a wholly owned subsidiary of the Company.

The Company's corporate headquarters are based in Miami, Florida, with additional offices, hangars, and warehouses globally.

Description of the Business

The Company is a worldwide provider of aftermarket commercial aircraft and engines ("Flight Equipment") and their parts to airlines, leasing companies, manufacturers of original equipment, government and defense contractors, and repair and overhaul service providers. We focus on mid-life assets and monetize them through our Asset Management Solutions segment. Asset Management Solutions activities include monetization of the assets through leasing or sale of whole asset components, or through teardown activities in support of our Used Serviceable Material ("USM") activities. Our monetizing services have been developed to maximize returns on mid-life commercial aircraft and engines ("Flight Equipment") throughout their operating life, in conjunction with realizing the highest residual value of Flight Equipment at their retirement. We do this by utilizing our deep market and technical knowledge in management of Flight Equipment sales, leasing and Maintenance, Repair, and Overhaul ("MRO") activities. Beyond providing asset management services on our own Flight Equipment, we additionally provide asset management services to third-party clients complementing their infrastructure to optimize their Flight Equipment investments. While our offering to customers includes leasing of mid-life Flight Equipment, this service is offered in the context of a broader strategy to extract the maximum value from those assets. Frequently, we will offer a lease of an asset for the time period before its next scheduled overhaul ("green time") on a short term or "spot" lease, with the intent of disassembling the asset at the conclusion of the lease. In turn, the vast majority of assets that we acquire are ultimately disassembled into parts once the remaining green time has been utilized.

Through its TechOps segment, the Company also operates six Federal Aviation Administration ("FAA") Title 14 Code of Federal Regulations Part 145 Certified Repair Facilities (the MROs) located in Goodyear, Arizona, Millington, Tennessee, Roswell and Albuquerque, New Mexico, as well as two facilities in Miami, Florida. These facilities provide the Company flexibility and control to quickly prepare Company aircraft, engines, and inventory for market, as their selective refurbishment is frequently required to meet customers' unique demand. In addition to maintaining the Company's fleet of aircraft, the MROs provide external customer support for maintaining their aircraft with general maintenance, preservation, lease return work, repair services, and long-term storage programs. Leveraging its robust engineering team, TechOps also provide highly specialized technical support to our MRO facilities, as well as developing advanced technical repairs, modifications and products marketed as Engineered Solutions. This business unit includes the design, manufacture, and installation of new products, systems, and services that can enhance aircraft performance, safety, and service life.

NOTE B -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All significant intercompany balances and transactions are eliminated upon consolidation.

Emerging Growth Company

The Company is an "emerging growth company," as defined in Section 2(a) of the Securities Act of 1933, as amended (the "Securities Act"), as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company's financial statement with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company's cash equivalents are held primarily in interest-bearing accounts.

Foreign Currency

The Company has determined that the functional currency for its foreign subsidiaries is the U.S. dollar. The primary economic environment in which the entities generate or expend cash is in U.S. dollars as evidenced by the cash flows in or out from revenues, operating expenses, investing, and financings. Only general office expenses and payroll transactions are denominated in local currency of our foreign subsidiaries.

Accounts Receivable

Accounts receivable include amounts receivable from customers for aircraft and engine parts sales, aircraft and engine basic and supplemental rents, and aircraft services. Contingent rents, also referred to as supplemental rent, which are unbilled, are also included in accounts receivable.

The Company sells to a variety of customers worldwide. For certain transactions and customers not requiring payment in full prior to shipment of goods, the Company extends credit based on an evaluation of the customers' financial condition. The Company monitors exposure to credit losses and maintains an allowance for doubtful accounts for estimated losses in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses, current market conditions, customers' financial condition, amount of receivables in dispute, current receivables aging, and current payment patterns. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. A rollforward of the allowance for credit losses is as follows (in thousands):

	2023	2022
Balance at beginning of year	$ 1,074	$ 1,692
Provision	-	(395)
Write-offs	(96)	(223)
Balance at end of year	$ 978	$ 1,074

On June 9, 2014, an aircraft leased to Air Indus suffered significant damage as the result of a terrorist attack. At that time, the Company recorded an impairment to the asset of $2.5 million to adjust the carrying amount to the estimated residual value of $1.1 million. The Company filed an insurance claim and recorded an insurance receivable of $2.5 million, offsetting the impairment loss, which was recorded in accounts receivable in the Company's Consolidated Balance Sheet as of December 31, 2021. In accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), the probable amount of the insurance recovery, limited to the amount of the loss recognized, was recorded as the insurance receivable. Effective November 30, 2022, a final settlement was reached and insurance proceeds net of expenses of $4.2 million were received, of which $1.7 million was classified as other income, net on the Consolidated Statement of Operations.

Inventory

Inventory, which consists of complete aircraft and engines held for sale, as well as related parts, is valued at the Lower of Cost or Market ("LCM") value. For purchases of whole aircraft and engines for sale or lease, cost is determined using the specific identification method whereby total cost is the cost paid, including certain capitalizable asset acquisition costs, to acquire such assets as a whole.

Additionally, the Company purchases certain whole aircraft and engines to disassemble and supply its engine and airframe parts inventory. For aircraft and engine parts that originate from such dismantled aircraft and engines, cost is determined using a ratio calculated based on the relationship of the cost of the dismantled aircraft or engine at the time of purchase to the total estimated sales value of the dismantled aircraft or engine at the time of purchase. At the time of sale, this ratio is applied to the sale price of each individual airframe and/or engine part to determine its allocated cost. At the time of sale, the sum of an individual part's allocated cost and actual repair or overhaul costs incurred represent the total cost for such part. Inventory not expected to be sold within the operating cycle is classified as noncurrent inventory on the Consolidated Balance Sheets.

The Company evaluates this ratio periodically, and if necessary, updates sales value estimates and makes prospective adjustments to this ratio on a product line basis. Any amounts identified with an estimated sales value lower than the carrying value is reduced to the estimated sales value at the time of the review. The Company recorded additional inventory reserves due to this LCM valuation, which is reflected as a component of cost of products in the Consolidated Statements of Operations. These additional inventory reserves were as follows (in thousands):

	Year Ended December 31,			
	2023		**2022**	
Inventory reserves	$	-	$	1,845

Expenditures required for the repair of engine and airframe parts are capitalized as inventory and are expensed as cost of products when associated parts are sold.

The Company periodically evaluates its complete aircraft and engines in inventory and Flight Equipment held for lease to determine if events or market circumstances indicate that the assets' most likely disposition has changed. Should conditions prevail at the time of the Company's Consolidated Balance Sheets that would suggest a more likely use as an asset held for lease rather than sale or disassembly for parts inventory or vice versa, it will be reclassified at its then-current book value between inventory and fixed asset - aircraft and engines held for lease, net. This transaction is a noncash item and if it occurs, is reflected in the schedule of supplemental cash flows.

The carrying value of inventory is reviewed regularly, giving consideration to factors such as its physical condition, sales patterns, and expected future demand to estimate the amount necessary to write down our slow-moving, obsolete, or damaged inventory. Such inventory may be held for periods beyond one year. The Company recorded inventory scrap losses which are reflected as a component of cost of products in the accompanying Consolidated Statements of Operations. These scrap losses are as follows (in thousands):

	Year Ended December 31,			
	2023		**2022**	
Scrap loss reserves	$	1,507	$	261

Flight Equipment Held for Lease

Flight Equipment held for lease is stated at cost, less accumulated depreciation. Certain internal and external professional fees, major improvements, modifications, and maintenance incurred in connection with the acquisition of Flight Equipment that are required to get the Flight Equipment ready for initial service are capitalized and depreciated over the remaining life of the Flight Equipment, and are reported in the investing activities section of the Consolidated Statements of Cash Flows. Subsequent to placing Flight Equipment into service, the cost of maintenance and improvements to Flight Equipment is normally expensed unless the improvements materially increase the long-term value of the Flight Equipment or extend the useful life of the Flight Equipment. The capitalized cost is depreciated over the lesser of the remaining useful life of the Flight Equipment or the estimated useful life of the capitalized improvements. Aircraft airframe components are depreciated over the assets' useful life using the straight-line method to the estimated residual value based on the total remaining life before disassembly or outright scrap metal value. Aircraft useful lives range from 0 to 7 years. Engines are depreciated using the straight-line method to the estimated residual value based on the total life remaining before disassembly. To arrive at the total engine life remaining before disassembly, the remaining life of the engine's life-limited parts, the estimated utilization, and condition, as well as the aircraft fleet supported by the engine model are considered. Upon completion of its estimated service life as a leased asset, Flight Equipment is reclassified to inventory at its carrying value. The Company discontinues the depreciation of Flight Equipment when it is held as inventory for ultimate parts sales. Differences between estimates of useful lives and residual values and actual experience may result in future impairments of aircraft or engines and/or additional gains or losses upon disposal. The Company reviews residual values of aircraft and engines periodically based on knowledge of current residual values and residual value trends to determine if they are appropriate and records adjustments as necessary. Cash flows related to the purchase and sale of Flight Equipment are presented as operating activities when the predominant source of cash flows related to the asset is from the ultimate parts sales of the assets. If the predominant source of cash flows related to the asset is expected to be from leasing of the asset, the cash flows are presented as investing activities.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is recognized over the estimated useful lives of the respective assets on a straight-line basis, ranging from 2 to 15 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the terms of the respective leases and the estimated useful lives of the respective assets. Property and equipment held under capital leases are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. Repairs and maintenance expenditures are expensed as incurred, unless such expenses extend the useful life of the asset, in which case they are capitalized.

Investments

Equity investments with readily determinable fair values are measured at fair value. Equity investments without readily determinable fair values are measured at cost and adjusted for impairments or observable price changes. We perform a qualitative assessment on an annual basis and recognize an impairment if there are sufficient indicators that the fair value of the investment is less than carrying value. Impairment charges are presented under "unrealized loss on investment" within the Consolidated Statements of Operations.

Goodwill

In accordance with Accounting Standards Codification ("ASC") 350, "Intangibles — Goodwill and Other," goodwill is tested at least annually for impairment, or when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, by assessing qualitative factors or performing a quantitative analysis in determining whether it is more likely than not that its fair value exceeds the carrying value. A quantitative assessment involves determining the fair value of each reporting unit using market participant assumptions. An entity should recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value up to the amount of goodwill allocated to that reporting unit. Our annual assessment date for goodwill is October 1st.

For purposes of reviewing impairment and the recoverability of goodwill, we must make various assumptions regarding estimated future cash flows and other factors in determining the fair values of the reporting unit, including market multiples, discount rates, etc.

The Company performed a quantitative impairment analysis as of October 1, 2023 and a qualitative impairment analysis as of October 1, 2022 on the goodwill for the Asset Management Solutions and TechOps segments (see Note P – Business Segments for a discussion about our business segments), and updated through December 31, 2023 and 2022, respectively, concluding that the fair value of each reporting unit exceeded their carrying values, and thus no impairment was recorded.

Other Intangible Assets

Intangibles arising from business combinations, including customer relationships and FAA certificates are initially recorded at fair market value. Customer relationships are amortized over ten years. Straight-line amortization is utilized. Where there are no legal, regulatory, contractual, or other factors that would reasonably limit the useful life of an intangible assets, that asset is classified as indefinite lived and such intangible assets are not amortized.

Other intangible assets with indefinite lives are assessed for impairment annually, or more frequently when events or circumstances indicate there may be an impairment. These assets are carried at the estimated fair value at the time of acquisition. Our annual assessment date for indefinite lived intangible assets is July 1st. The Company performed a quantitative impairment analysis as of July 1, 2023 and 2022 on the indefinite lived intangible assets and concluded there were no impairments.

Other intangible assets are reviewed for impairment if any event or change in circumstance indicates that an impairment may have occurred. The Company annually reviews the estimated lives and methods used to amortize other intangible assets. The actual amounts of amortization expense may differ materially from our estimates, depending on the results of our annual review.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such events and circumstances include, but are not limited to, prolonged industry downturns, a significant decline in the Company's market value, and significant reductions in the Company's projected cash flows. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary.

Obligations and Instruments Potentially Settled in the Company's Common Stock

In connection with any obligations and instruments potentially to be settled in the Company's stock, including the Company's earn-out shares, the Company accounts for the instruments in accordance with ASC Topic 815, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company's Own Stock." This issue addresses the initial balance sheet classification and measurement of contracts that are indexed to, and potentially settled in, the Company's stock. Under this pronouncement, contracts are initially classified as equity or as either assets or liabilities, depending on the situation. All contracts are initially measured at fair value and subsequently accounted for based on the then current classification. Contracts initially classified as equity do not recognize subsequent changes in fair value as long as the contracts continue to be classified as equity. For contracts classified as assets or liabilities, the Company reports changes in fair value in earnings and records these changes in the financial statements as long as the contracts remain classified as assets or liabilities. If contracts classified as assets or liabilities are ultimately settled in shares, any previously reported gains or losses on those contracts continue to be included in earnings. The classification of a contract is reassessed at each balance sheet date.

Revenue Recognition

Products Revenue — Used Serviceable Material ("USM") Sales

Revenues from sales of USM are measured based on consideration specified in a contract with a customer, and excludes any sales commissions and taxes collected and remitted to government agencies. We recognize revenue when we satisfy a performance obligation by transferring control over a product or service to a customer. The parts are sold at a fixed price with no right of return. In determining the performance obligation, management has identified the promise in the contract to be the shipment of the spare parts to the customer. Title passes to the buyer when the goods are shipped, and the buyer is responsible for any loss in transit, and the Company has a legal right to payment for the spare parts once shipped. We generally sell our USM products under standard 30-day payment terms, subject to certain exceptions. Customers neither have the right to return products nor do they have the right to extended financing. The Company has determined that physical acceptance of the spare parts to be a formality in accordance with ASC 606 — Revenue from Contracts with Customers ("ASC 606").

Spare parts revenue is based on a set price for a set number of parts as defined in the purchase order. The performance obligation is completed once the parts have shipped and, as a result, all of the transaction price is allocated to that performance obligation. The Company has determined that it is appropriate to recognize spare parts sales at a point in time (i.e., the date the parts are shipped) in accordance with ASC 606.

Products Revenue — Whole Asset Sales

Revenues from whole asset sales are measured based on consideration specified in the contract with the customer. The Company and customer enter into an agreement which outlines the place and date of sale, purchase price, condition of the whole asset, bill of sale, and the assignment of rights and warranties from the Company to the customer. The Company has identified the transfer of the whole asset as the performance obligation. The transaction price is set at a fixed dollar amount per fixed quantity (number of whole assets) and is explicitly stated in each contract. Whole asset sales

revenue is based on a set price for a set number of assets, which is allocated to the performance obligation discussed above, in its entirety. The Company has determined the date of transfer to the customer is the date the customer obtains control over the asset, resulting in the recognition of revenue. Payment is required in full upon customers' acceptance of the whole asset on the date of the transfer, unless the Company extends credit terms to customers it deems creditworthy.

Leasing Revenue

The Company leases Flight Equipment under operating leases that contain monthly base rent and reports rental income straight line over the life of the lease as it is earned. Additionally, the Company's leases provide for supplemental rent, which is calculated based on actual hours or cycles of utilization and, for certain components, based on the amount of time until maintenance of that component is required. In certain leases, the Company records supplemental rent paid by the lessees as maintenance deposit payments and other liabilities in recognition of the Company's contractual commitment to reimburse qualifying maintenance. Reimbursements to the lessees upon receipt of evidence of qualifying maintenance work are charged against the existing maintenance deposit payments liabilities. In leases where the Company is responsible for performing certain repairs or replacement of aircraft components or engines, supplemental rent is recorded as revenue in the period earned. In the event of premature lease termination or lessee default on the lease terms, revenue recognition will be discontinued when outstanding balances are beyond the customers' deposits held. Flight Equipment leases are billed in accordance with the lease agreement and invoices are due upon receipt.

Services Revenue

Services revenue is recognized as performance obligations are fulfilled and the benefits are transferred to the customer. At contract inception, we evaluate if the contract should be accounted for as a single performance obligation or if the contract contains multiple performance obligations. In some cases, our service contract with the customer is considered one performance obligation as it includes factors such as the good or service being provided is significantly integrated with other promises in the contract, the service provided significantly modifies or customizes the other good or service or the goods or services are highly interdependent or interrelated with each other. If the contract has more than one performance obligation, the Company determines the standalone price of each distinct good or service underlying each performance obligation and allocates the transaction price based on their relative standalone selling prices.

The transaction price of a contract, which can include both fixed and variable amounts, is allocated to each performance obligation identified. Some contracts contain variable consideration, which could include incremental fees or penalty provisions related to performance. Variable consideration that can be reasonably estimated based on current assumptions and historical information is included in the transaction price at the inception of the contract but limited to the amount that is probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

For most service contracts, our performance obligations are satisfied over time as work progresses or at a point in time based on transfer of control of products and services to our customers. We receive payments from our customers based on billing schedules or other terms as written in our contracts.

For our performance obligations that are satisfied over time, we measure progress in a manner that depicts the performance of transferring control to the customer. As such, we utilize the input method of cost-to-cost to recognize revenue over time as this depicts when control of the promised goods or services are transferred to the customer. Revenue is recognized based on the relationship of actual costs incurred to date to the estimated total cost at completion of the performance obligation. We are required to make certain judgments and estimates, including estimated revenue and cost of sales, as well as inflation and the overall profitability of the arrangement. Key assumptions involved include future labor costs and efficiencies, overhead costs, and ultimate timing of product delivery. Differences may occur between the judgments and estimates made by management and actual program results. Under most of our MRO contracts, if the contract is terminated for convenience, we are entitled to payment for items delivered and fair compensation for work performed, the costs of settling and paying other claims, and a reasonable profit on the costs incurred or committed.

Changes in estimates and assumptions related to our arrangements accounted for using the input method based on labor hours are recorded using the cumulative catchup method of accounting. These changes are primarily adjustments to the estimated profitability for our long-term programs where we provide MRO services.

We have elected to use certain practical expedients permitted under ASC 606. Shipping and handling fees and costs incurred associated with outbound freight after control over a product has transferred to a customer are accounted for as a fulfillment cost and are included in cost of sales in our Consolidated Statements of Operations, and are not considered a performance obligation to our customers. Our reported sales on our Consolidated Statements of Operations are net of any sales or related non income taxes.

Maintenance and Repair Costs

The cost of maintenance, repairs, and re-leasing of Flight Equipment that does not extend the useful life of Flight Equipment is expensed as incurred. Costs incurred for planned major maintenance activities that materially increase the long-term value of the Flight Equipment or extend the useful life of the Flight Equipment are capitalized and depreciated over the lesser of the remaining useful life of the Flight Equipment or the estimated useful life of the capitalized improvements.

Pursuant to certain of the Company's aircraft leases, the lessee is responsible for performing required maintenance and repairs on the leased asset, and is required to make monthly maintenance reserve payments to the Company, in arrears following the usage month. Upon the lessee's presentation of invoices evidencing the completion of qualifying maintenance, the Company will reimburse the lessee for the cost of the maintenance, up to the amount of the maintenance reserve payments that have been received by the Company. Unless otherwise provided in the contract, the Company records such maintenance reserve payments paid by the lessees as maintenance deposit payments and other liabilities in the accompanying Consolidated Balance Sheets to record the Company's contractual commitment to reimburse such qualifying maintenance. Reimbursements to the lessees upon receipt of evidence for qualifying maintenance work are charged against the existing maintenance deposit payments and other liabilities.

For other lease contracts (primarily engine lease contracts) where the terms of the lease are designed specifically to allow the Company to directly manage the occurrence, timing, and associated cost of qualifying maintenance work on the Flight Equipment, maintenance reserve payments collected during the lease are recognized as leasing revenue in the period earned.

Any amounts of maintenance reserve payments remaining at the end of a lease contract are recognized as lease revenue or applied against outstanding accounts receivable at lease termination.

Share Based Compensation

The Company accounts for share-based compensation to employees in accordance with ASC 718, "Compensation—Stock Compensation." Under ASC 718, the Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and, for those awards subject only to service conditions, the Company recognizes the costs on a straight-line basis over the requisite service period for the entire award the employee is required to provide service in exchange for the award, which generally is the vesting period. For awards with performance and service conditions, we begin recording share-based compensation when achieving the performance criteria is probable and we recognize the costs using the accelerated attribution method.

The estimated number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amount will be recorded as a cumulative adjustment in the period estimates are revised. Changes in the Company's estimates and assumptions may cause us to realize material changes in share-based compensation expense in the future.

The Company has issued share-based awards with performance-based vesting criteria. Achievement of the milestones must be probable before the Company begins recording share-based compensation expense. When the performance-based vesting criteria is considered probable, the Company begins to recognize compensation expense at that time. In the period that achievement of the performance-based criteria is deemed probable, US GAAP requires the immediate recognition of all previously unrecognized compensation since the original grant date. As a result, compensation expense recorded in the period that achievement is deemed probable could include a substantial amount of previously

unrecorded compensation expense related to the prior periods. For any share-based awards where performance-based vesting criteria is no longer considered probable, previously recognized compensation cost would be reversed.

The Company applies Accounting Standards Update ("ASU") 2018-07, "Improvements to Nonemployee Share-Based Payment Accounting," which generally expands the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and supersedes the guidance in ASC 505-50, Equity-Based Payments to Non-employees, which previously included the accounting for nonemployee awards.

Sales Taxes

The Company's policy is to present taxes collected from customers and remitted to governmental authorities on a net basis. The Company records the amounts collected as a current liability and relieves such liability upon remittance to the taxing authority without impacting revenue or expenses.

Earnings Per Share

Basic (loss) earnings per share is computed by dividing net (loss) earnings attributable to the Company's common stockholders by the weighted average number of common shares outstanding during the periods. Diluted (loss) earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and is calculated using the treasury stock method for stock options and unvested shares.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained on examination by the taxing authorities. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company records interest and penalties related to unrecognized tax benefits in the income tax provision.

New Accounting Pronouncements Adopted

On January 7, 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848). This new standard provides optional temporary guidance for entities transitioning away from London Interbank Offered Rate ("LIBOR") to new reference interest rates so that derivatives affected by the discounting transition are explicitly eligible for certain optional expedients and exceptions with Topic 848. These amendments do not apply to any contract modifications made after December 31, 2022, any new hedging relationships entered into after December 31, 2022, or to existing hedging relationships evaluated for effectiveness existing as of December 31, 2022, that apply certain optional practical expedients. This standard was effective immediately and may be applied (i) on a full retrospective basis as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or (ii) on a prospective basis to new modifications from any date within an interim period that includes or is subsequent to the date of the issuance of a final update, up to the date that financial statements are available to be issued. To ensure the relief in Topic 848 covers the period of time during which a significant number of modifications may take place, ASU 2022-06 defers the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. Based on our review of our key material contracts through December 31, 2023, ASU 2021-01 does not have a material impact to our consolidated financial statements.

On February 2016, FASB issued Leases (Topic 842), which generally requires companies to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet. In July 2018, FASB issued ASU No. 2018-10, Codification Improvements to Topic 842: Leases, and ASU No. 2018-11, Leases (Topic 842): Targeted Improvements. Topic 842 became effective for the Company for the annual period beginning on January 1, 2022, and the impact was recorded retroactively at the beginning of the period of adoption through a cumulative-effect adjustment. We elected the practical expedients, which permits us to not reassess (i) whether any expired or existing contracts are or contain leases, (ii) the lease classification for any expired leases and (iii) indirect costs for any existing leases. In addition, we have elected the practical expedients to not separate lease and non-lease components for both lessee and lessor relationships and to not apply the recognition requirements to leases with terms of less than 12 months. Upon adoption of ASC 842 on January 1, 2022, we recognized operating lease right of use ("ROU") assets of $13.2 million and operating lease liabilities of $13.4 million on our Consolidated Balance Sheet. The adoption of ASC 842 did not have a material impact on the Consolidated Statements of Operations or Cash Flows.

On May 3, 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Issuer's Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options. This new standard provides clarification and reduces diversity in an issuer's accounting for modifications or exchanges of freestanding equity-classified written call options (such as warrants) that remain equity classified after modification or exchange. This standard was effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Under this standard, issuers should apply the new standard prospectively to modifications or exchanges occurring after the effective date of the new standard. The standard was adopted and applied prospectively by the Company as of January 1, 2022, but the adoption and application did not have an impact on the Company's financial statements and disclosures, including interim periods.

On June 2016, the FASB issued ASU No. 2016-13 ("ASU 2016-13"), Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. In November 2018, FASB issued ASU No. 2018-19, Codification Improvements to Topic 326: Financial Instruments — Credit Losses. ASU No. 2018-19 amends the scope and transition requirements of ASU 2016-13. ASU 2016-13 requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. ASU 2016-13 became effective for the Company beginning January 1, 2023, and was adopted on a modified retrospective approach. This ASU did not have a material impact on our consolidated financial statements.

New Accounting Pronouncements Not Yet Adopted

In November 2023, the FASB issued ASU 2023-07, the amendments in the ASU are intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable "investors to better understand an entity's overall performance" and assess "potential future cash flows." The amendments in ASU 2023-07 are effective for all public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Management is currently evaluating the impact of this guidance on our financial statements.

There have been no other accounting pronouncements issued but not yet adopted by us which are expected to have a material impact on our consolidated financial statements.

CARES Act

The Company sought financial assistance under the CARES Act. Certain of the Company's subsidiaries received $16.4 million from the U.S. Treasury Department ("Treasury") through the Payroll Support Program ("PSP1") under the

CARES Act, of which $12.7 million was received prior to December 31, 2020 and the remaining amount was received during the first quarter of 2021. As part of the Payroll Support Extension Law ("PSP Extension Law"), the Company entered into an agreement with the U.S. Department of the Treasury ("PSP2") on March 4, 2021 for the receipt of relief funds of $5.5 million during 2021. Pursuant to the American Rescue Plan Act of 2021 ("ARP"), we entered into an agreement ("PSP3") with the U.S. Department of the Treasury on April 16, 2021 and received relief funds of an additional $5.5 million, bringing the total to $14.7 million during 2021. No relief funds were received during 2023.

In connection with the financial assistance the Company received under the Payroll Support Program, it was required to comply with certain provisions of the CARES Act, all of which have expired as of December 31, 2023, including the requirement that funds provided pursuant to the Payroll Support Program be used exclusively for the continuation of payment of employee wages, salaries and benefits; and the requirement against involuntary terminations and furloughs and reductions in employee pay rates and benefits from the signing date of the Payroll Support Program agreement through September 30, 2021. The agreement required the Company to issue a recall to any employee who was terminated or furloughed between October 1, 2020 and March 4, 2021 and enable such employee to return to employment. In addition, the Company was limited on the payment of certain employee compensation through April 1, 2023. Since inception, we have been in compliance with all of the provisions of the CARES Act.

NOTE C - SIGNIFICANT RISKS AND UNCERTAINTIES

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Significant items subject to such estimates and assumptions include the useful lives of property and equipment, useful lives and residual values of Flight Equipment held for lease, allowances for doubtful accounts and sales returns, the income tax provision, impairment of long-lived assets, valuation of inventory, and valuation and useful lives of intangibles, goodwill and contingencies.

Risks and Uncertainties

The Company is impacted by the general economic conditions of the commercial aviation industry. A decrease in passenger and/or air cargo traffic worldwide could result in strains on the Company's lessees and cause them to default under their leases with the Company, which could negatively impact cash flows and results of operations. The value of Flight Equipment held for operating leases is subject to fluctuations in the values of commercial aircraft and engines worldwide. A material decrease in aircraft or engine values could have a downward impact on lease rentals and residual values and may require impairments to be taken on such assets. Additionally, impairment charges may be required to reduce the carrying value of inventory.

The nature of the Company's business is capital intensive and demands significant capital requirements. To meet the Company's current purchase commitments and future aircraft and engine acquisitions, the Company may need to (i) access committed debt facilities, and/or (ii) secure additional financing, and/or (iii) use existing available cash balances.

The Company is also subject to regulation by various governmental agencies with responsibilities over civil aviation. Increased regulations imposed by organizations such as the FAA may significantly affect industry operations.

The Company conducts business in certain foreign countries, some of which are politically unstable or subject to military or civil conflicts. Consequently, the Company is subject to a variety of risks such as civil strife, political risk, import and export regulations, compliance with foreign laws, treaties, regulations, uncertainties arising from foreign local business practices, difficulty in repossessing Flight Equipment when a lessee defaults, cultural considerations, restriction on fund transfers, and exposure to the FCPA and other anti-bribery laws.

The Company periodically reviews the carrying values of accounts receivable, inventory, goodwill, intangible assets, and long-lived assets; the recoverable value of deferred income tax assets, and the sufficiency of accruals and provisions, substantially all of which are sensitive to the above risks and uncertainties.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk principally consist of cash and cash equivalents and accounts receivable.

During the year ended December 31, 2023, two customers accounted for 25% of total revenue. During the years ended December 31, 2022 and 2021, one customer accounted for 19% and 14% of total revenue, respectively, which was related to nonrecurring transactions with different customers that was collected during the respective years. One customer made up 20% of our trade receivable balance as of December 31, 2023. No customer made up more than 10% of our trade receivable balance as of December 31, 2022.

Cash

The Company maintains cash and cash equivalent balances with high-quality financial institutions, which at times exceed the Federal Deposit Insurance Corporation insurance limits. While the Company monitors daily the cash balances in its operating accounts and adjusts the balances as appropriate, these balances could be impacted if one or more of the financial institutions with which the Company deposits fails or is subject to other adverse conditions in the financial or credit markets. To date, the Company has experienced no loss or lack of access to its invested cash or cash equivalents; however, no assurance can be provided that access to invested cash and cash equivalents will not be impacted by adverse conditions in the financial and credit markets.

NOTE D - REVENUE

The timing of revenue recognition, customer billings, and cash collections results in a contract asset or contract liability at the end of each reporting period. Contract assets consist of unbilled receivables or costs incurred where revenue recognized over time exceeds the amounts billed to customers. We record a receivable when revenue is recognized prior to invoicing and we have an unconditional right to consideration (only the passage of time is required before payment of that consideration is due) and a contract asset when the right to payment is conditional upon our future performance. Contract liabilities include advance payments and billings in excess of revenue recognized. Certain customers make advance payments prior to our satisfaction of our performance obligations on the contract. These amounts are recorded as contract liabilities until such performance obligations are satisfied. Contract assets and contract liabilities are determined on a contract by contract basis.

The contract assets are as follows (in thousands):

	December 31, 2023	December 31, 2022	Change
Contract assets	$ 6,474	$ 7,277	$ (803)

Contract assets are reported within deposits, prepaid expenses, and other current assets on our Consolidated Balance Sheets. Changes in contract assets primarily results from the timing difference between our performance of services. Contract liabilities are reported as deferred revenue on our Consolidated Balance Sheets and amounted to $1.4 million as of December 31, 2022, of which $1.1 million was related to contract liabilities for services to be performed. For the year ended December 31, 2023, we recognized as revenue the entire opening balance of our contract liabilities as the timing between customer payments and our performance of the services is a short period of time and generally no longer than six months.

Disaggregation of Revenue

The Company reports revenue by segment. The following tables present revenue by segment, as well as a reconciliation to total revenue (in thousands):

| | Year Ended December 31, 2023 | | |
	Asset Management Solutions	TechOps	Total Revenues
USM	$ 63,418	$ 15,278	$ 78,696
Whole asset sales	137,236	218	137,454
Engineered solutions	-	1,305	1,305
Total products	200,654	16,801	217,455
Leasing	14,513	-	14,513
Services	-	102,535	102,535
Total revenues	$ 215,167	$ 119,336	$ 334,503

| | Year Ended December 31, 2022 | | |
	Asset Management Solutions	TechOps	Total Revenues
USM	$ 50,125	$ 8,146	$ 58,271
Whole asset sales	198,750	23,737	222,487
Engineered solutions	-	3,796	3,796
Total products	248,875	35,679	284,554
Leasing	28,732	-	28,732
Services	-	95,258	95,258
Total revenues	$ 277,607	$ 130,937	$ 408,544

| | Year Ended December 31, 2021 | | |
	Asset Management Solutions	TechOps	Total Revenues
USM	$ 44,409	$ 4,884	$ 49,293
Whole asset sales	156,944	-	156,944
Engineered solutions	-	3,644	3,644
Total products	201,353	8,528	209,881
Leasing	30,657	-	30,657
Services	-	99,899	99,899
Total revenues	$ 232,010	$ 108,427	$ 340,437

NOTE E-INVENTORY

Inventory consisted of the following (in thousands):

	December 31, 2023	December 31, 2022
Used serviceable materials	$ 120,053	$ 73,827
Work-in-process	22,270	16,659
Whole assets	186,845	93,044
	$ 329,168	183,530
Less short term	(177,770)	(117,488)
Long term	$ 151,398	$ 66,042

NOTE F - INTANGIBLE ASSETS

In accordance with ASC 350, "Intangibles—Goodwill and Other", goodwill and other intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment tests. The Company reviews and evaluates its goodwill and indefinite life intangible assets for potential impairment at a minimum annually or more frequently if circumstances indicate that impairment is possible.

The Company determined the fair value of assets acquired and liabilities assumed using a variety of methods. An income approach based on discounted cash flows was used to determine the values of our trademarks, customer relationships and FAA certifications. The assumptions we used to estimate the fair value of our reporting units are based on historical performance, as well as forecasts used in our current business plan and require considerable management judgment.

The Company's goodwill and intangible assets as defined by ASC 350 are related to its acquired subsidiaries, AerSale Component Solutions (d/b/a AerSale Landing Gear Solutions) ("ALGS"), Avborne Component Solutions (d/b/a AerSale Component Solutions) ("ACS"), and Aircraft Composite Technologies ("ACT" or "AerSale AeroStructures - Miami"), which are included in the TechOps segment, as well as Qwest Air Parts ("Qwest"), which is included under the Asset Management Solutions segment.

Goodwill and other intangibles consisted of the following (in thousands):

	December 31, 2023	December 31, 2022
Qwest:		
FAA Certifications	$ 724	$ 724
Goodwill	13,416	13,416
ALGS:		
FAA Certifications	710	710
Goodwill	379	379
ACS:		
Trademarks	600	600
FAA Certifications	7,300	7,300
Goodwill	63	63
ACT:		
Trademarks	200	200
FAA Certificates	796	796
Goodwill	6,002	6,002
Total intangible assets with indefinite lives	$ 30,190	$ 30,190

The Company performed its annual quantitative impairment analysis as of July 1, 2023 and 2022 on the indefinite lived intangible assets and concluded there were no impairments. The Company performed a quantitative impairment analysis as of October 1, 2023 and a qualitative impairment analysis as of October 1, 2022 on the goodwill for the Asset Management Solutions and TechOps segment, and concluded there was no impairment.

Intangible assets with definite useful lives are amortized on a straight-line basis over their estimated useful lives. Intangible assets with definite lives are as follows (in thousands):

	Useful Life In Years	December 31, 2023	December 31, 2022
Qwest:			
Customer relationships	10	$ 5,163	$ 6,136
ALGS:			
Customer relationships	10	30	50
ACS:			
Customer relationships	10	1,033	1,243
ACT:			
Customer relationships	10	5,430	6,353
Total intangible assets with definite lives		$ 11,656	$ 13,782

Amortization expense was as follows (in thousands):

	Year Ended December 31,		
	2023	**2022**	**2021**
Amortization expense	$ 2,126	$ 2,136	$ 2,132

The estimated aggregate amount of amortization expense for intangible assets in each fiscal year from 2024 through 2028 is $2.1 million. Accumulated amortization amounted to $9.3 and $7.2 million as of December 31, 2023 and December 31, 2022, respectively.

There has been no goodwill activity for the years ended December 31, 2023 and 2022.

Other intangible assets are reviewed at least annually or more frequently if any event or change in circumstance indicates that an impairment may have occurred. No triggering events have been identified for the periods reported.

NOTE G - PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following (in thousands):

	Useful Life In Years	December 31, 2023	December 31, 2022
Tooling and equipment	7 - 15	$ 16,024	$ 14,649
Furniture and other equipment	5	12,076	10,090
Computer software	5	2,374	2,152
Leasehold improvements	3 - 10	16,269	7,390
Equipment under capital lease	5	192	192
Flight equipment held for R&D	2	7,784	-
		54,719	34,473
Less accumulated depreciation		(27,027)	(21,835)
		$ 27,692	$ 12,638

Depreciation expense, which includes amortization of equipment under capital lease, was as follows (in thousands):

	Year Ended December 31,		
	2023	**2022**	**2021**
Depreciation expense	$ 3,736	$ 2,242	$ 1,997

NOTE H - AIRCRAFT AND ENGINES HELD FOR LEASE AND LEASE RENTAL

Aircraft and engines held for operating leases, net, consists of the following (in thousands):

	December 31, 2023	December 31, 2022
Aircraft and engines held for lease	$ 58,136	$ 83,902
Less accumulated depreciation	(31,661)	(52,614)
	$ 26,475	$ 31,288

The Company did not record an impairment of leased assets during the years ended December 31, 2023 and 2021, respectively. The Company recorded an impairment $0.9 million for the year ended December 31, 2022, and is included in cost of leasing in the Consolidated Statements of Operations.

Total depreciation expense included in cost of leasing in the Consolidated Statements of Operations is as follows (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Depreciation expense	$ 4,597	$ 6,606	$ 8,869

Contingent rental fees recognized as revenues related to supplemental rent were as follows (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Contingent rental fees	$ 7,693	$ 12,776	$ 8,218

The Company's current operating lease agreements for Flight Equipment on lease expire over the next two to nine months. The minimum future lease rentals contracted to be received under these existing operating leases of Flight Equipment at December 31, 2023 are $5.1 million, all expected to be received in 2024. These amounts are based upon the assumption that Flight Equipment under operating leases will remain on lease for the length of time specified by the respective lease agreements.

NOTE I - FAIR VALUE MEASUREMENTS

Fair value measurements and disclosures require the use of valuation techniques to measure fair value that maximize the use of observable inputs and minimize use of unobservable inputs. These inputs are prioritized as follows:

- Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities.

- Level 2: Inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities or market corroborated inputs.

- Level 3: Unobservable inputs for which there is little or no market data and which require the Company to develop our own assumptions about how market participants price the asset or liability. The valuation techniques that may be used to measure fair value are as follows:

  - Market approach–Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

  - Income approach–Uses valuation techniques to convert future amounts to a single present amount based on current market expectation about those future amounts.

- Cost approach–Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

The Company would measure the fair value of certain assets and liabilities on a nonrecurring basis, when U.S. GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include intangible assets acquired in business combinations.

The Company's financial instruments, other than cash, consist principally of accounts receivable and accounts payable. The fair value of such approximates the carrying value of these financial instruments because of their short-term nature.

Borrowings under the Revolving Credit Agreement (as defined in Note L – Financing Arrangements) approximate fair value due to the variable interest rate on the facility and the recent amendment during the year. The Company's borrowings under the Revolving Credit Agreement are carried at historical cost and adjusted for principal payments.

Borrowings under the Equipment Loan (as defined in Note L – Financing Arrangements) approximate fair value due to the variable interest rate on the loan and its origination during the year ended December 31, 2023. The Company's borrowings under the Equipment Loan are carried at historical cost and adjusted for principal payments.

NOTE J - ACCRUED EXPENSES

The following is a summary of the components of accrued expenses (in thousands):

	December 31, 2023		December 31, 2022
Accrued compensation and related benefits	$	2,241	$	6,040
Accrued legal fees		854		716
Commission fee accrual		260		251
Accrued federal, state and local taxes and fees		105		142
Other		2,018		1,694
	$	5,478	$	8,843

NOTE K - WARRANT LIABILITY

Warrants to purchase a total of 623,834 shares of the Company's common stock were outstanding as of December 31, 2023 and 2022, respectively. 750,000 warrants were issued to founders in a private placement (the "Private Warrants"), and 17,250,000 warrants were public warrants (the "Public Warrants") that were exercisable immediately following the Closing.

Each of the Company's Public Warrants entitled the registered holder to purchase one share of the Company's common stock at a price of $11.50 per share. On November 29, 2021, the Company provided notice to holders of all of the Public Warrants that the Company would be redeeming all of the Public Warrants for a redemption price of $0.01 per Public Warrant, and on December 29, 2021, such redemption was completed and the Public Warrants ceased trading on Nasdaq.

Each of the Private Warrants entitles the registered holder to purchase one share of the Company's common stock at a price of $11.50 per share, subject to adjustment. During 2022, a private warrant holder initiated a cashless exercise of 126,166 warrants for the purchase of shares of common stock at an exercise price of $11.50 per share (remaining term on exercised warrants at December 31, 2023 was 2.0 years) and we issued 47,867 shares of common stock based on the fair value at the date of exercise of $18.5306 per share. The remaining Private Warrants will expire at 5:00 p.m., New York City time, on December 22, 2025, or earlier upon redemption or liquidation, as applicable. The Private Warrants include provisions that affect the settlement amount. Such variables are outside of those used to determine the fair value of a fixed-for-fixed instrument, and as such, the Private Warrants do not meet the criteria for equity treatment under guidance contained in ASC Topic 815, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a

Company's Own Stock." The Company classifies the Private Warrants as a liability at their fair value subject to re-measurement at each balance sheet date and adjusted at each reporting period until exercised or expired, and any change in fair value is recognized in the Company's Consolidated Statements of Operations. The fair value of the Private Warrants as of December 31, 2021 was determined using the market price of the Company's public warrants adjusted for their lack of liquidity. Effective December 29, 2021 all public warrants were redeemed on a cashless basis and ceased trading on Nasdaq. As a result, the Black-Scholes option pricing model was adopted to determine the fair value of the Private Warrants. The following table represents the assumptions for the Black-Scholes option-pricing model used in determining the fair value of the Private Warrants as of December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Risk-free interest rate	3.84%	3.99%
Expected volatility of common stock	41.66%	42.44%
Dividend yield	-	-
Expected option term in years	2.0	3.0

The significant assumptions utilized in the Black-Scholes calculation consist of interest rate for U.S. Treasury Bonds, as published by the U.S. Federal Reserve, and expected volatility estimated using historical daily volatility of guideline public companies.

NOTE L - FINANCING ARRANGEMENTS

Outstanding debt obligations as of December 31, 2023 and 2022 consisted of the following (in thousands):

	December 31, 2023
$180.0 million Wells Fargo Senior Secured Revolving Credit Facility	$ 29,000
$10.0 million Synovus Property and Equipment Revolving Term Loan	8,559
Total	37,559
Less current portion	(1,278)
Total long-term portion	$ 36,281

At December 31, 2023 and 2022, total deferred financing costs were $1.5 and $0.5 million, respectively. Amortized debt issuance costs are recorded in interest expense through maturity of the related debt using the straight-line method, which approximates the effective interest method.

Amortization expense was as follows (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Amortization expense	$ 400	$ 455	$ 494

$180.0 million Wells Fargo Senior Secured Revolving Credit Facility

On July 20, 2018, AerSale Inc. and other subsidiary borrowers entered in a secured amended and restated Revolving Credit Agreement (as amended, the "Revolving Credit Agreement"). The Revolving Credit Agreement provided for a $110.0 million aggregate amount of revolver commitments subject to borrowing base limitations and a maturity date of July 20, 2021. The Revolving Credit Agreement included a $10 million sub facility for letters of credit and for borrowings on same-day notice referred to as "swingline loans". The maximum amount of such commitments available at any time for borrowings and letters of credit is determined according to a borrowing base calculation equal to the sum of eligible inventory and eligible accounts receivable reduced by the aggregate amount, if any, of trade payables of the loan parties, as defined in the Revolving Credit Agreement. Extensions of credit under the Revolving Credit Agreement are available for working capital and general corporate purposes.

On March 9, 2023, we amended the Revolving Credit Agreement to replace the benchmark rate from LIBOR to Secured Overnight Financing Rate ("SOFR").

On July 25, 2023, the Revolving Credit Agreement was amended to increase the maximum commitments thereunder to $180.0 million aggregate amount, expandable to $200.0 million, subject to conditions and the availability of lender commitments and borrowing base limitations, and the maturity date was extended to July 24, 2028.

As of December 31, 2023, the outstanding balance under the Revolving Credit Agreement was $29.0 million and at December 31, 2023 the Company had $131.0 million of availability, subject to borrowing base limitations.

As of December 31, 2022, there was no outstanding balance under the Revolving Credit Agreement.

The obligations of AerSale, Inc. under the Revolving Credit Agreement are guaranteed by the Company, and other subsidiaries of AerSale, Inc. may be designated as borrowers on a joint and several basis. Such obligations are also secured by substantially all of the assets of the Company.

The interest rate applicable to loans outstanding on the Revolving Credit Agreement is a floating rate of interest per annum of SOFR plus a margin of 2.75%. The interest rate as of December 31, 2023 was 7.69%.

The interest rate applicable to loans outstanding on the Revolving Credit Agreement prior to March 9, 2023, was a floating rate of interest per annum of LIBOR plus a margin of 3.5%. The interest rate as of December 31, 2022 was 9.50%.

Interest expense on the Revolving Credit Agreement was as follows (in thousands):

| | Year Ended December 31, | | |
	2023	2022	2021
Interest expense	$ 733	$ 2	$ 4

The Company's ability to borrow on the Revolving Credit Agreement is subject to ongoing compliance by the Company and the borrowers with various customary affirmative and negative covenants. The Revolving Credit Agreement requires the Company and borrowers to meet certain financial and nonfinancial covenants. The Company was in compliance with these covenants as of December 31, 2023 and 2022.

$10.0 million Synovus Property and Equipment Revolving Term Loan

On June 30, 2023, the Company entered into a Property and Equipment Revolving Term Loan ("Equipment Loan") with a total advance commitment of $10.0 million for the purpose of financing capital expenditures on property and equipment. Once the total advance commitment is reached or commencing on June 30, 2024, whichever comes first, this facility will become a term loan with a maturity date of June 30, 2027. This loan is collateralized by the property and equipment it finances and requires interest only payment until converted to a term loan, at which point, principal and interest payments will be required.

The Equipment Loan bears interest at a rate per annum equal to one-month SOFR plus 3.50%, which will be adjusted monthly. The effective rate on this facility as of December 31, 2023 was 8.84%. Interest expense on the Equipment Loan for the year ended December 31, 2023 was $0.4 million. Maturities of the Equipment Loan as of December 31, 2023 are as follows (in thousands):

Year ending December 31:	
2024	$ 1,278
2025	2,727
2026	2,971
2027	1,583
Total payments	$ 8,559

The Equipment Loan is subject to ongoing compliance by the Company in the form of various customary affirmative and negative covenants, as well as certain financial covenants. The Company was in compliance with these covenants as of December 31, 2023.

NOTE M - INCOME TAXES

Income tax (benefit) expense consists of (in thousands):

	Current	Deferred	Total
Year Ended December 31, 2023:			
U.S. federal	$ (1,570)	$ (806)	$ (2,376)
U.S. state	128	(110)	18
Foreign	242	-	242
Total income tax (benefit) expense	$ (1,200)	$ (916)	$ (2,116)

	Current	Deferred	Total
Year Ended December 31, 2022:			
U.S. federal	$ 10,537	$ (862)	$ 9,675
U.S. state	3,015	(405)	2,610
Foreign	2,856	(1,120)	1,736
Total income tax expense (benefit)	$ 16,408	$ (2,387)	$ 14,021

	Current	Deferred	Total
Year Ended December 31, 2021:			
U.S. federal	$ 11,003	$ (1,899)	$ 9,104
U.S. state	1,780	(402)	1,378
Foreign	2,068	(891)	1,177
Total income tax expense (benefit)	$ 14,851	$ (3,192)	$ 11,659

Tax Rate Reconciliation

The provision for income taxes on pre-tax income differs from the amount computed by applying the U.S. federal statutory income tax rate of 21.0% for the years ended December 31, 2023, 2022 and 2021 due to the following (in thousands):

	2023	2022	2021
Provision for income tax at the federal statutory rate	$ (1,613)	$ 12,155	$ 10,033
State taxes	165	1,959	1,357
Permanent differences	(328)	218	755
Change in valuation allowance	(1,313)	17	1,012
Executive compensation	3,016	2,562	1,934
Return to provision	151	591	659
FDII deduction	-	(3,014)	(4,093)
R&D credit	(1,174)	-	-
Stock-based compensation	(1,020)	-	-
Other	-	(467)	2
Total income tax (benefit) expense	$ (2,116)	$ 14,021	$ 11,659

Significant Components of Deferred Taxes

Deferred tax assets and liabilities reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of December 31, 2023 and 2022 are as follows (in thousands):

	2023	2022
Deferred tax assets:		
Net operating losses	$ 2,005	$ 94
Foreign tax credit carryforwards	1,109	67
Inventory basis differences	9,269	10,511
Maintenance deposit payments	-	154
Deferred revenue	726	328
Allowance for doubtful accounts	237	285
Start up costs	634	688
Stock-based compensation	966	1,408
Outside basis difference	-	1,313
Accrued expenses	22	908
Section 174 capitalization	2,971	1,722
Lease obligations	7,010	7,922
R&D credit	434	-
Other	445	190
Total deferred tax assets	25,828	25,590
Deferred tax liabilities:		
Fixed assets	(6,489)	(5,167)
Right-of-use assets	(6,659)	(7,659)
Intangible assets	(477)	(164)
Total deferred tax liabilities	(13,625)	(12,990)
Valuation Allowances	-	(1,313)
Deferred income taxes, net	$ 12,203	$ 11,287

The deferred tax assets are adjusted by a valuation allowance if, based on the weight of available evidence, it is more likely than not that a portion or all the deferred assets will not be realized. The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. After considering all of the evidence, both positive and negative, it was determined that it is more likely than not, that the benefit from an outside basis difference of an investment acquired in 2022 will not be realized. Accordingly, the Company has recorded a valuation allowance of $1.3 million on the deferred tax assets related to the outside basis difference as of December 31, 2023.

At December 31, 2023 and December 31, 2022, the Company had net operating losses available for carry-forward for Federal income tax purposes of approximately $7.8 million and $0.4 million, respectively. These net operating loss carryforwards acquired prior to 2023 will expire on various dates through 2034. Utilization of the net operating loss carryforwards as of December 31, 2023 are subject to annual limitation under Sec. 382 of the Internal Revenue Code. A deferred tax asset has been recorded only for those carryforwards that the Company expects to utilize prior to expiration.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, various state jurisdictions, and in Ireland. Tax years beginning in 2019 through 2022 are open for examination by the U.S. Internal Revenue Service and tax years beginning in 2018 through 2022 are open for examination by various state taxing jurisdictions in which the Company is subject to tax. Tax years beginning in 2018 through 2022 are open for examination by the Irish taxing authorities.

ASC 740, Income Taxes, provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. ASC 740 also provides guidance on measurement, derecognition,

classification, interest and penalties, accounting in interim periods, and disclosure and transition. As of December 31, 2023 and 2022, there was no reserve for uncertain tax positions.

NOTE N - EARNINGS PER SHARE

The computation of basic and diluted earnings per share ("EPS") is based on the weighted average number of common shares outstanding during each period.

The following table provides a reconciliation of the computation for basic and diluted earnings per share for the years ended December 31, (in thousands, except share and per share data):

	2023	2022	2021
Net (loss) income	$ (5,563)	$ 43,861	$ 36,115
Less: change in FV of warrants	(2,270)	-	-
Income (loss) attributable to common shareholders for EPS	$ (7,833)	$ 43,861	$ 36,115
Weighted-average number of shares outstanding - basic	51,291,424	51,568,436	43,193,995
Additional shares from assumed exercise of warrants	166,397	141	3,070,762
Additional shares from assumed stock-settled restricted stock units	-	1,577,062	1,040,883
Additional shares issued under the Employee Stock Purchase Plan	-	-	4,460
Weighted-average number of shares outstanding - diluted	51,457,821	53,145,639	47,310,100
Earnings per share - basic:	$ (0.11)	$ 0.85	$ 0.84
Earnings per share - diluted:	$ (0.15)	$ 0.83	$ 0.76
Shares/units excluded from earnings per share - dilutive:			
Additional shares from assumed exercise of Private Warrants	-	212,540	-
Additional shares from assumed stock-settled restricted stock units	192,687	-	-

NOTE O - STOCKHOLDERS' EQUITY

Common Stock

The Company's common stock consist of $0.0001 par value, 200,000,000 shares authorized, of which 52,954,430 and 51,189,461 shares were issued and outstanding as of December 31, 2023 and 2022, respectively.

Effective November 8, 2022, the Board of Directors approved the repurchase, directly from selling stockholders, 1,500,000 shares of the Company's common stock, par value $0.0001 per share, at a price of $14.8025 per share for a total of $22,203,750.

Earn-Out Shares

Upon consummation of the Merger, the pre-closing holders of AerSale Aviation's common stock and the holders of in-the-money stock appreciation rights ("SARs") received a contingent right to receive up to 3,000,000 additional shares of the Company's common stock. Additionally, certain pre-closing holders of AerSale Aviation's common stock received

a contingent right to receive 746,876 shares of the Company's common stock, in the aggregate (the ''Earn-out Shares''), subject to the following:

Prior to the fifth anniversary of the Merger, if the closing price per share of the Company's common stock is greater than $13.50 for any period of 20 trading days out of 30 consecutive trading days, the holders will be entitled to receive 50% of the Earn-out Shares in the aggregate ("Minimum Target Earn-out Shares"); and

Prior to the fifth anniversary of the Merger, if the closing price per share of the Company's common stock is greater than $15.00 for any period of 20 trading days out of 30 consecutive trading days, the holders will be entitled to receive all of the remaining Earn-out Shares not yet issued in the aggregate.

Effective February 8, 2021, the contingency event related to the Minimum Target Earn-out Shares was met and 1,855,634 shares were issued. Effective October 22, 2021, the contingency event related to the Maximum Target Earn-out Shares was met and 1,854,169 shares were issued. The remaining shares pursuant to the contingent rights were withheld to cover employee taxes.

We determined the Earn-out Shares to be classified as equity under ASC Topic 815, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company's Own Stock" as the contingent right is indexed to the Company's stock and accordingly, the accrual of the Earn-Out shares had no impact on our consolidated financial statements.

Unvested Founder Shares

Upon the Merger, certain pre-closing holders of AerSale Corporation's common stock agreed to defer the vesting of an aggregate of 700,000 shares (the "Unvested Founder Shares"), half of which will vest at such time as the Minimum Target (as defined in the Merger Agreement) and the other half of which will vest at the Maximum Target (as defined in the Merger Agreement). The Unvested Founder Shares will also vest upon the occurrence of a Liquidity Event on or prior to the fifth anniversary of the date of the Amended and Restated Founder Shares Agreement, solely to the extent the Liquidity Event Consideration (as defined in the Merger Agreement) is greater than (i) $13.50, in which case half of the Unvested Founder Shares which will vest, or (ii) $15.00, in which case the other half of the Unvested Founder Shares will also vest.

Effective February 8, 2021, the contingency event related to the Minimum Target was met and half of the Unvested Founder Shares vested. Effective October 22, 2021, the contingent event related to the Maximum Target was met and the other half of the Unvested Founder Shares vested.

Public Warrants

On November 29, 2021, the Company provided notice to the then holders of all of our 16,442,886 outstanding Public Warrants to purchase shares of our common stock that were issued under the warrant agreement as part of the units sold in our initial public offering, that we would be redeeming all of the Public Warrants for a redemption price of $0.01 per Public Warrant on December 29, 2021 (the "Redemption"). In accordance with the warrant agreement, following delivery of notice of the Redemption, all of our Public Warrants could only be exercised on a cashless basis in lieu of being redeemed. On December 29, 2021, we completed the Redemption and the Public Warrants ceased trading on Nasdaq. A total of 16,357,872 Public Warrants were exercised on a cashless basis in lieu of being redeemed, resulting in net issuances of 6,079,966 shares of our common stock under such Public Warrants. The remaining 85,014 unredeemed Public Warrants were redeemed for a redemption price of $0.01 per Public Warrant effective January 2022. The Private Warrants that are still held by the initial holders or their permitted transferees were not subject to the Redemption.

2020 Equity Incentive Plan

The Company maintains a 2020 Equity Incentive Plan (the "2020 Plan") and has registered 6,200,000 shares of common stock issuable under the Plan. The 2020 Plan authorizes discretionary grants of incentive stock options to employees of the Company and its qualifying subsidiaries. The 2020 Plan also authorizes discretionary grants of non-

qualified stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents or other equity or cash-based awards to employees and consultants of the Company and its subsidiaries and to members of the Board of Directors of the Company. To the extent that an award under the 2020 Plan expires, is cancelled, forfeited, terminated, settled in cash or is otherwise settled without issuance of the full number of shares to which it relates, will become or again be available for awards under the 2020 Plan. The 2020 Plan is administered by the Company's Compensation Committee. The Compensation Committee has complete, full and final authority to: designate participants; determine the types of awards to be granted; determine the terms of awards; interpret and administer the 2020 Plans and any agreements and awards thereunder. Approximately 2,996,618 shares of common stock remain available for future grants.

Restricted stock unit activity under the 2020 Plan for the year ended December 31, 2023 and 2022 was as follows:

	Amount	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life (Years)
Outstanding at December 31, 2022	1,374,383	$ 10.72	2.88
Granted	390,887	14.96	
Forfeited	(40,516)	14.87	
Vested [(1)]	(1,192,355)	11.14	
Outstanding December 31, 2023	532,399	$ 14.82	1.84

	Amount	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life (Years)
Outstanding at December 31, 2021	1,669,300	$ 10.10	2.02
Granted	278,473	14.80	
Forfeited	(15,080)	13.69	
Vested [(2)]	(558,310)	10.80	
Outstanding December 31, 2022	1,374,383	$ 10.72	2.88

[(1)] Includes 1,063,333 performance units that vested at the 200% vesting target effective December 22, 2023, for which 526,888 shares of common stock underlying vested RSUs were withheld to cover tax obligations. The shares withheld are again available for issuance under the plan.

[(2)] Includes 531,667 performance units that vested at the 200% vesting target effective December 22, 2022, for which 167,007 shares of common stock underlying vested RSUs were withheld to cover tax obligations. The shares withheld are again available for issuance under the plan.

The Company's restricted stock units include 10,403 performance-based awards that have vesting provisions subject to both time vesting and the achievement of certain performance milestones at 100% and 200% vesting targets, while the remaining 521,996 awards vest over a period ranging from one to three years.

For the restricted stock unit awards granted under the 2020 Plan containing both service and performance conditions, the Company recognizes compensation expense when the awards are considered probable of vesting. Restricted stock units are considered granted, and the service inception date begins, when a mutual understanding of the key terms and conditions between the Company and the employee have been established. The fair value of these awards is determined based on the closing price of the shares on the grant date. The probability of restricted share awards granted with future performance conditions is evaluated at each reporting period and compensation expense is adjusted based on the probability assessment.

For the years ended December 31, 2023 and 2022, the Company recognized share-based compensation expense for certain performance-based awards of $7.9 million and $14.2 million, respectively, given that the achievement of the performance milestones at the 200% vesting target have been deemed probable for accounting purposes.

2020 Employee Stock Purchase Plan

The Company also maintains a 2020 Employee Stock Purchase Plan (the "ESPP") and has registered 500,000 shares of common stock issuable under the ESPP. For the years ended December 31, 2023 and 2022, the Company issued 45,755 and 46,726 shares, respectively, pursuant to the ESPP and approximately 407,519 shares remain available for future issuance.

NOTE P - BUSINESS SEGMENTS

Consistent with how our chief operating decision maker (Chairman and Chief Executive Officer) evaluates performance and utilizes gross profit as a profitability measure, we report our activities in two business segments:

- Asset Management Solutions-comprised of activities to extract value from strategic asset acquisitions through leasing, trading, or disassembling for product sales

- TechOps - comprised of MRO activities; and product sales of internally developed engineered solutions and other serviceable products.

The Asset Management Solutions segment provides short-term and long-term leasing solutions of Flight Equipment to passenger and cargo operators worldwide. Assets considered to be at or near the end of their useful lives, supplied by our leasing portfolio or acquisitions, are analyzed for return maximization to assess whether they will be sold as whole assets or disassembled and sold as individual spare parts and components.

The TechOps segment consists of aftermarket support and services businesses that provide maintenance support for aircraft and aircraft components, and sale of engineered solutions. Our MRO business also engages in longer term projects such as aircraft modifications, cargo conversions of wide-body aircraft, and aircraft storage. The segment also includes MRO of landing gear, thrust reversers, and other components. Cost of sales consists principally of the cost of product, direct labor, and overhead. Our engineered solutions revenues consist of sales of products internally developed as permitted by Supplemental Type Certificates issued by the FAA. These products are proprietary in nature and function as non-original equipment manufacturer solutions to airworthiness directives and other technical challenges for operators. In order to develop these products, we engage in research and development activities. Periodically, our TechOps division will engage in the repair and sale of used serviceable materials through their ability to overhaul existing inventory.

The accounting policies for the segments are the same as those described in Note B. Gross Profit is calculated by subtracting cost of sales from revenues. The assets and certain expenses related to corporate activities are not allocated to the segments. Our reportable segments are aligned principally around the differences in products and services. The segment reporting excludes the allocation of selling, general and administrative expenses, interest expense, interest income, other income, net, unrealized loss on investment, change in fair value of warrant liability, and income tax expense.

Selected financial information for each segment is as follows (in thousands):

	Year ended December 31,		
	2023	2022	2021
Revenue			
Asset Management Solutions			
Aircraft	$ 80,877	$ 101,511	$ 87,461
Engine	134,290	176,096	144,549
	215,167	277,607	232,010
TechOps			
MRO services	102,535	95,258	99,899
Product sales	16,583	11,942	8,528
Whole asset sales	218	23,737	—
	119,336	130,937	108,427
Total	$ 334,503	$ 408,544	$ 340,437

	Year Ended December 31,		
	2023	2022	2021
Gross profit			
Asset Management Solutions			
Aircraft	$ 22,739	$ 36,156	$ 30,157
Engine	44,916	82,075	59,389
	67,655	118,231	89,546
TechOps			
MRO services	20,428	21,111	28,133
Product sales	3,761	4,397	1,713
Whole asset sales	577	7,655	—
	24,766	33,163	29,846
Total	$ 92,421	$ 151,394	$ 119,392

	2023	2022
Total Assets		
Asset Management Solutions	$ 372,326	$ 233,034
TechOps	163,883	141,406
Corporate	17,729	157,139
	$ 553,938	$ 531,579

	2023	2022	2021
Total Depreciation and Amortization Expense			
Asset Management Solutions	$ 6,043	$ 7,807	$ 10,163
TechOps	3,549	2,609	2,506
Corporate	867	568	329
	$ 10,459	$ 10,984	$ 12,998
Total Capital Expenditures			
Asset Management Solutions	$ 488	$ 8,288	$ 2,383
TechOps	9,206	6,078	1,224
Corporate	1,665	1,229	284
	$ 11,359	$ 15,595	$ 3,891

The following table reconciles segment gross profit to net income from continuing operations for the years ended December 31, (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Segment gross profit	$ 92,421	$ 151,394	$ 119,392
Selling, general and administrative expenses	(103,191)	(96,348)	(77,498)
Payroll support program proceeds	-	-	14,768
Interest (expense) income, net	155	1,093	(980)
Other income, net	666	2,268	458
Unrealized loss on investment	-	-	(5,421)
Change in fair value of warrant liability	2,270	(525)	(2,945)
(Loss) income before income tax provision	$ (7,679)	$ 57,882	$ 47,774

The following table presents revenues based on the customers' geographic location and long-lived assets located in the United States, our country of domicile, for the years ended December 31, (in thousands):

Revenues	2023	2022	2021
Domestic	$145,076	$169,878	$133,911
Foreign	189,427	238,666	206,526
Total revenues	$334,503	$408,544	$340,437

Long-lived assets	2023	2022
Domestic	$ 96,013	$ 87,898
Foreign	-	-
Total long-lived assets	$ 96,013	$ 87,898

For the year ended December 31, 2023, the Company had two customers from which revenues generated exceeded 10% of total sales. Total sales to these two customers amounted to $82.2 million, of which $35.7 million was included in TechOps segment and $46.5 million was included in the Asset Management Solutions segment. As of December 31, 2022, the Company had one customer from which revenues generated exceeded 10% of total sales. Total sales to this customer amounted to $77.2 million, which was included in the Asset Management Solutions segment.

Intersegment sales includes amounts invoiced by a segment for work performed for another segment. Amounts are based on actual work performed or products sold and agreed-upon pricing which is intended to be reflective of the contribution made by the supplying business segment. All intersegment transactions have been eliminated upon consolidation. Intersegment revenue is as follows (in thousands):

	Year ended December 31,		
	2023	2022	2021
Asset Management Solutions	$ 1,599	$ 4,978	$ 6,822
TechOps	21,359	22,783	21,932
Total intersegment revenues	$22,958	$27,761	$28,754

NOTE Q - LEASES

The Company leases facilities, offices, and equipment. The Company evaluates whether a contractual arrangement that provides it with control over the use of an asset is a lease. The ROU asset and related operating lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the term of the lease. The implicit rate of our lease arrangements is not readily determinable nor is it disclosed by our lessors; therefore, the Company uses its incremental borrowing rate based on information available at the lease commencement date to discount the lease payments. The Company classifies a lease as operating or finance using the classification criteria set forth in ASC Topic 842. Some of our leases are non-cancellable and may include renewal or termination options. Renewal or termination options that are reasonably certain to be exercised are included in the determination of the term of a lease.

The Company's lease agreements typically do not contain any significant residual value guarantees or restrictive covenants, and may include variable lease payments related to escalation clauses based on consumer price index rates, as well as maintenance and other services. Variable lease payments that depend on an index or rate are included in the determination of ROU asset and lease liabilities using the index or rate at the lease commencement date, whereas variable lease payments that do not depend on an index or rate are recorded as lease expense in the period incurred. Lease expense is recognized over the term of the lease on a straight-line basis unless another systematic basis is more representative of the pattern in which the Company expects to consume the asset's future economic benefits.

ROU assets are evaluated for impairment in a manner consistent with the treatment of other long-lived assets. The Company made an accounting policy election to not recognize lease assets or liabilities for leases with a term of 12 months or less.

The components of lease expense for the years ended December 31, 2023 and 2022 were as follows (in thousands):

	Year Ended December 31,	
	2023	2022
Operating lease cost	7,001	5,005
Short-term lease cost	392	170
Variable lease cost	397	1,071
	$ 7,790	$ 6,246

Expense charged to operations under the operating lease agreements for prior years were as follows (in thousands):

	2021
Rent expense	$ 6,040

Our operating leases expire at various dates through 2032. Maturities of our operating lease payments as of December 31, 2023 are as follows (in thousands):

	Operating Leases
Year ending December 31:	
2024	$ 6,272
2025	5,429
2026	5,102
2027	4,154
2028	3,931
Thereafter	11,516
Total undiscounted payments	36,404
Less: imputed interest	(7,434)
Present value of minimum lease payments	28,970
Less: Operating lease liabilities - current	(4,593)
Operating lease liabilities - non-current	$ 24,377

Maturities of our operating lease payments as of December 31, 2022, are as follows (in thousands):

	Operating Leases
Year ending December 31:	
2023	$ 6,341
2024	5,965
2025	5,153
2026	4,970
2027	4,154
Thereafter	15,447
Total undiscounted payments	42,030
Less: imputed interest	(9,321)
Present value of minimum lease payments	32,709
Less: Operating lease liabilities - current	(4,426)
Operating lease liabilities - non-current	$ 28,283

Our weighted-average remaining lease term and weighted-average discount rate are as follows:

	2023	2022
Remaining lease term (years)	7.13	7.80
Discount Rate	6.34%	6.40%

Supplemental cash flow information related to leases were as follows (in thousands):

	Year Ended December 31,	
	2023	2022
Cash paid for amounts included in the measurement of lease liabilities	4,700	2,860
Operating lease liabilities arising from obtaining ROU assets	961	22,194

NOTE R - COMMITMENTS AND CONTINGENCIES

Management Compensation

Certain executive management entered into employment agreements with the Company. The contracts are for a period of three years, and the contracts provide that such management may earn discretionary bonuses, computed upon a sliding percentage scale of their base salaries, based on the overall financial performance of the Company and each individual's contributions, subject to approval by the Company's Board of Directors. Additionally, under certain termination conditions, such contracts provide for severance payments under the Company's Severance Plan, including payment of base salary, bonus, and fringe benefits. The contracts include certain noncompete clauses commencing upon the employee's separation from the Company.

Litigation

The Company could be involved in litigation incidental to the operation of the business. The Company intends to vigorously defend all matters in which the Company is named as a defendant, and, for insurable losses, maintain significant levels of insurance to protect against adverse judgments, claims or assessments that may affect the Company. Although the adequacy of existing insurance coverage of the outcome of any legal proceedings cannot be predicted with certainty, based on the current information available, the Company does not believe the ultimate liability associated with known

claims or litigation, if any, in which the Company is involved will materially affect the Company's consolidated financial condition or results of operations.

NOTE S - RELATED-PARTY TRANSACTIONS

On November 10, 2021, AerLine, a former consolidated VIE, transferred its ownership in equity investments to the Company in settlement of amounts owed to the Company. As a result, the Company's $5.4 million balance due from AerLine was reclassified to Investment on the Company's Consolidated Balance Sheet.

Based on the financial deterioration of the undelaying company in which the Company held an equity investment, in the fourth quarter of 2021, the Company recognized an unrealized loss on the investment of $5.4 million during the three-month period ended December 31, 2021. This loss is reflected on the Consolidated Statement of Operations in unrealized loss on investment for the year ended December 31, 2021.

NOTE T - BENEFIT PLANS

The Company sponsors an employee retirement savings plan that qualifies under Section 401(k) of the Internal Revenue Code. Participating employees may contribute, but not more than statutory limits. The Company makes nondiscretionary 3% safe harbor contributions of participants' eligible earnings who have completed the plan's eligibility requirements. The contributions are made to the plan on behalf of the employees. Total nondiscretionary contributions to the plan were as follows (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Nondiscretionary contributions	$ 1,495	$ 1,250	$ 929

ITEM 9   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A   CONTROLS AND PROCEDURES

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints, and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023. We maintain disclosure controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2023.

Management Report on Internal Control Over Financial Reporting

Management of AerSale Corporation is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. The Company's internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements. Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems which are determined to be effective provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer and oversight of the Board of Directors, assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the criteria for effective internal control over financial reporting described in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2023.

This Annual Report does not include an attestation report of our independent registered accounting firm on management's assessment regarding internal control over financial reporting due to the exemption from such requirements established by rules of the SEC for emerging growth companies.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B   OTHER INFORMATION

None.

ITEM 9C   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item 10 will be included in our definitive proxy statement to be filed with the SEC with respect to our 2024 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 11   EXECUTIVE COMPENSATION

The information required by this Item 11 will be included in our definitive proxy statement to be filed with the SEC with respect to our 2024 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 12   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plan Information

The following table provides information on our equity compensation plans as of December 31, 2023:

Plan Category:	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders [1]	532,399 [2]	14.82	3,404,137 [3]
Equity compensation plans not approved by security holders	-	-	-
Total	532,399	14.82	3,404,137

(1) Consists of the AerSale Corporation 2020 Equity Incentive Plan (the "2020 Plan") and the AerSale Corporation 2020 Employee Stock Purchase Plan (the "ESPP").

(2) All outstanding awards represent shares pursuant to the 2020 Plan.

(3) Under the 2020 Plan, a total of 2,996,618 shares were available for issuance in the form of restricted stock, restricted stock units, stock options, or other stock-based or cash-based awards as of December 31, 2023, excluding shares to be issued under outstanding equity awards. Under the ESPP, a total of 407,519 shares were available for issuance as of December 31, 2023.

The remainder of the response to this Item 12 will be included in our definitive proxy statement to be filed with the SEC with respect to our 2024 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 13   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 will be included in our definitive proxy statement to be filed with the SEC with respect to our 2024 Annual Meeting of Stockholders and is incorporated herein by reference

ITEM 14   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 will be included in our definitive proxy statement to be filed with the SEC with respect to our 2024 Annual Meeting of Stockholders and is incorporated herein by reference.

PART IV

ITEM 15   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements.

The financial statements required by this item are listed in Item 8, "Financial Statements and Supplementary Data" herein.

(a)(2) Financial Statement Schedules.

All financial statement schedules have been omitted because they are not applicable, not required or the information required is shown in the financial statements or the notes thereto.

(a)(3) Exhibits.

The following is a list of exhibits filed as part of this Annual Report.

Exhibit Number	Description	Form	File No.	Exhibit	Filing Date	Filed/Furnished Herewith
2.1	Agreement and Plan of Merger, dated December 8, 2019, by and among Monocle Acquisition Corporation, Monocle Holdings Inc., AerSale Corp., Monocle Merger Sub 1 Inc., Monocle Merger Sub 2 LLC, and Leonard Green & Partners, L.P., in its capacity as the Holder Representative.	8-K	001-38801	2.1	12/9/2019	
2.2	Amendment No. 1 to the Agreement and Plan of Merger, dated August 13,	10-Q	001-38801	2.1	08/4/2020	

Exhibit Number	Description	Form	File No.	Exhibit	Filing Date	Filed/Furnished Herewith
	2020, by and among Monocle Acquisition Corporation, Monocle Holdings Inc., AerSale Corp., Monocle Merger Sub 1 Inc., Monocle Merger Sub 2 LLC, and Leonard Green & Partners, L.P., in its capacity as the Holder Representative.					
2.3	Amended and Restated Agreement and Plan of Merger, dated September 8, 2020, by and among Monocle Acquisition Corporation, Monocle Holdings Inc., AerSale Corp., Monocle Merger Sub 1 Inc., Monocle Merger Sub 2 LLC, and Leonard Green & Partners, L.P., in its capacity as the Holder Representative.	8-K	001-38801	2.1	09/08/2020	
2.4	Amendment No. 1 to the Amended and Restated Agreement and Plan of Merger, dated December 16, 2020, by and among Monocle Acquisition Corporation, Monocle Holdings Inc., AerSale Corp., Monocle Merger Sub 1 Inc., Monocle Merger Sub 2 LLC, and Leonard Green & Partners, L.P., in its capacity as the Holder Representative.	8-K	001-38801	10.5	12/17/2020	
3.1	Amended and Restated Certificate of Incorporation of Monocle Holdings Inc., dated October 13, 2020.	S-4/A	333-235766	3.1	10/14/2020	
3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Monocle Holdings Inc., dated December 22, 2020.	8-K	001-38801	3.2	12/23/2020	
3.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of AerSale Corporation, dated June 17, 2021.	10-Q	001-38801	3.3	08/09/2021	
3.4	Certificate of Amendment to Amended and Restated Certificate of Incorporation, as amended, of AerSale Corporation, dated June 17, 2021.	8-K	001-38801	3.1	06/21/2021	

Exhibit Number	Description	Form	File No.	Exhibit	Filing Date	Filed/Furnished Herewith
3.5	Amended and Restated Bylaws of Monocle Holdings Inc., dated October 13, 2020.	S-4/A	333-235766	3.2	10/14/2020	
3.6	Amendment No. 1 to the Amended and Restated Bylaws of AerSale Corporation, dated December 22, 2020.	8-K	001-38801	3.4	12/23/2020	
4.1	Specimen Common Stock Certificate of Monocle Holdings Inc.	S-4/A	333-235766	4.2	02/14/2020	
4.2	Specimen Warrant Certificate of Monocle Holdings Inc.	S-4/A	333-235766	4.3	02/14/2020	
4.3	Warrant Agreement, dated February 6, 2019, between Monocle Acquisition Corporation and Continental Stock Transfer & Trust Company, as warrant agent.	8-K	001-38801	4.1	02/12/2019	
4.4	Assignment and Assumption Agreement, dated December 22, 2020, by and among Monocle Holdings Inc., Monocle Acquisition Corporation and Continental Stock Transfer & Trust Company.	8-K	001-38801	10.9	12/23/2020	
4.5	Description of the Registrant's Securities	10-K	001-38801	4.4	3/15/2022	
10.1	Letter Agreement, dated December 16, 2020, by and among Monocle Acquisition Corporation, Monocle Holdings Inc., AerSale Corp., Monocle Merger Sub 1 Inc., Monocle Merger Sub 2 LLC, and Leonard Green & Partners, L.P., in its capacity as the Holder Representative.	8-K	001-38801	10.4	12/17/2020	
10.2	Amended and Restated Registration Rights Agreement, dated December 22, 2020, by and among Monocle Holdings Inc., Monocle Acquisition Corporation, Monocle Partners, LLC, Cowen Investments II LLC, C. Robert Kehler, Donald W. Manvel, John C. Pescatore, Green Equity Investors V, L.P., Green Equity Investors Side V, L.P., LGP Parts Coinvest LLC., Florida Growth Fund LLC, Enarey, LP and ThoughtValley Limited Partnership.	8-K	001-38801	10.7	12/23/2020	

Exhibit Number	Description	Form	File No.	Exhibit	Filing Date	Filed/Furnished Herewith
10.3#	Executive Offer Letter between AerSale Inc. and Nicolas Finazzo	10-K	001-38801	10.10	03/16/2021	
10.4#	Executive Offer Letter between AerSale Inc. and Martin Garmendia	10-K	001-38801	10.12	03/16/2021	
10.5#	Executive Offer Letter between AerSale Inc. and Basil Barimo	10-K	001-38801	10.13	03/16/2021	
10.6#	Executive Offer Letter between AerSale Inc. and Gary Jones	10-K	001-38801	10.14	03/16/2021	
10.7#	Executive Offer Letter between AerSale Inc. and Iso Nezaj	10-K	001-38801	10.15	03/16/2021	
10.8#	Executive Offer Letter between AerSale Inc. and Craig Wright	10-K	001-38801	10.16	03/16/2021	
10.9#	Amended and Restated AerSale Corp. Stock Appreciation Rights Plan.	S-4/A	333-235766	10.8	02/14/2020	
10.10#	AerSale Corporation Severance Plan.	S-4/A	333-235766	10.9	02/14/2020	
10.11#	AerSale Corporation 2020 Equity Incentive Plan.	S-4/A	333-235766	10.1	10/14/2020	
10.12#	Forms of award agreements under the AerSale Corporation 2020 Equity Incentive Plan	S-8	333-253424	99.2	02/24/2021	
10.13#	AerSale Corporation 2020 Employee Stock Purchase Plan.	S-4/A	333-235766	10.11	10/14/2020	
10.14	Amended and Restated Credit Agreement, dated as of July 20, 2018, by and among Aersale Aviation Inc., the existing borrowers thereto, the lenders thereto and Wells Fargo Bank, National Association, as administrative agent and lender.	10-K	001-38801	10.22	03/16/2021	
10.15	Amendment No. 1 to Amended and Restated Credit Agreement, dated as of September 8, 2020, by and among AerSale Aviation Inc., the existing borrowers thereto, the lenders thereto and Wells Fargo Bank, National Association, as administrative agent and lender.	10-K	001-38801	10.23	03/16/2021	
10.16	Amendment No. 2 to Amended and Restated Credit Agreement, dated as of March 12, 2021, by and among AerSale Aviation Inc., the existing borrowers thereto, the lenders thereto, Wells Fargo Bank, National Association, as administrative agent	10-K	001-38801	10.24	03/16/2021	

Exhibit Number	Description	Form	File No.	Exhibit	Filing Date	Filed/Furnished Herewith
	and lender, AerSale Ireland 1 Limited, as new borrower and AerSale Corporation and Monocle Parent LLC, as guarantors.					
10.17#	AerSale Corporation Amended and Restated Non-Employee Director Policy	10-K	001-38801	10.25	08/09/2022	
10.18#	Form of Restricted Stock Unit Grant Notice under the AerSale Corporation 2020 Equity Incentive Plan (Non-Employee Directors).	10-K	001-38801	10.26	08/09/2022	
10.19#	AerSale Corporation Second Amended and Restated Non-Employee Director Compensation Policy	10-Q	001-388801	10.22	08/09/2023	
10.20	Amendment No. 3 to Amended and Restated Credit Agreement, dated as of March 9, 2023, by and among AerSale Aviation Inc., the existing borrowers thereto, the lenders thereto, and Wells Fargo Bank, National Association, as administrative agent and lender	10-Q	001-38801	10.23	08/09/2023	
10.21	Amendment No. 4 to the Amended and Restated Credit Agreement, dated as of July 25, 2023, by and among the Company, the lenders and other parties from time to time party thereto, Synovus Bank, as documentation agent, and Wells Fargo Bank, National Administration, as administrative agent and collateral agent.	8-K	001-38801	1.1	08/10/2023	
10.22	First Amendment to the AerSale Corporation 2020 Equity Incentive Plan	S-8	333-274663	99.2	09/22/2023	
21.1	List of Subsidiaries.					*
23.1	Consent of Grant Thornton LLP.					*
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
31.2	Certification of Principal Financial Officer Pursuant to					*

Exhibit Number	Description	Form	File No.	Exhibit	Filing Date	Filed/Furnished Herewith
	Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
97.1	AerSale Corporation Clawback Policy					**
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.					*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.					*
104	Cover Page Interactive Data (formatted as Inline XBRL and contained in Exhibit 101).					

---

*   Filed herewith

**   Furnished herewith

Denotes a management contract or compensation plan or arrangement

†   Schedules and exhibits to these agreements have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish supplemental copies of such omitted schedules and exhibits to the Securities and Exchange Commission upon request.

ITEM 16.   **FORM 10-K SUMMARY**

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AerSale Corporation

Date: March 8, 2024   By: /s/ Nicolas Finazzo

                                            Nicolas Finazzo
                                            Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Nicolas Finazzo Nicolas Finazzo	Chairman, Chief Executive Officer, Division President, TechOps and Director *(principal executive officer)*	March 8, 2024
/s/ Martin Garmendia Martin Garmendia	Chief Financial Officer and Treasurer *(principal financial and accounting officer)*	March 8, 2024
/s/ Robert B. Nichols Robert B. Nichols	Director	March 8, 2024
/s/ Jonathan Seiffer Jonathan Seiffer	Director	March 8, 2024
/s/ Richard J. Townsend Richard J. Townsend	Director	March 8, 2024
/s/ General C. Robert Kehler General C. Robert Kehler	Director	March 8, 2024
/s/ Peter Nolan Peter Nolan	Director	March 8, 2024
/s/ Andrew Levy Andrew Levy	Director	March 8, 2024
/s/ Lt. General Judith A. Fedder Lt. General Judith A. Fedder	Director	March 8, 2024